Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

by and among

SURGIQUEST, INC.,

CONMED CORPORATION,

NEMO ACQUISITION SUB, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC

Dated as of November 15, 2015

TABLE OF CONTENTS

		Page

ARTICLE I

The Merger; Closing; Effective Time

1.1.	The Merger	2
1.2.	Closing	2
1.3.	Effective Time	2

ARTICLE II

Certificate of Incorporation and Bylaws of the Surviving Corporation

2.1.	The Certificate of Incorporation	2
2.2.	The Bylaws	2

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.	Directors	3
3.2.	Officers	3

ARTICLE IV

Merger Consideration; Escrow; Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Merger Consideration	3
4.2.	Escrow	8
4.3.	Effect of the Merger on Capital Stock	9
4.4.	Payment for and Exchange of Company Equity Securities	10

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of the Company	14
5.2.	Representations and Warranties of Parent and Merger Sub	36

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ARTICLE VI

Covenants

6.1.	Interim Operations	38
6.2.	Acquisition Proposals	43
6.3.	Requisite Stockholder Approval	45
6.4.	Information Statement; Stockholders Meeting	46
6.5.	Cooperation; Filings; Other Actions; Notification	46
6.6.	Access and Reports	48
6.7.	Publicity	48
6.8.	Employee Benefits	48
6.9.	Director and Officer Indemnification; D&O Insurance	50
6.10.	Takeover Statutes	52
6.11.	Litigation	52
6.12.	Financing Matters	52
6.13.	Tax Matters	53
6.14.	Regulatory Review	56
6.15.	Asset Purchase	56
6.16.	Parent Vote	57
6.17.	Confidentiality	57
6.18.	Product Liability Insurance	57

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	57
7.2.	Conditions to Obligations of Parent and Merger Sub	58
7.3.	Conditions to Obligation of the Company	60

ARTICLE VIII

Termination

8.1.	Termination by Mutual Consent	60
8.2.	Termination by Either Parent or the Company	60
8.3.	Termination by the Company	61
8.4.	Termination by Parent	62
8.5.	Effect of Termination and Abandonment	62

ARTICLE IX

Survival and Indemnification

9.1.	Survival	64
9.2.	Indemnification	65

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ARTICLE X

Miscellaneous and General

10.1.	Holder Representative	72
10.2.	Modification or Amendment	76
10.3.	Waiver of Conditions	76
10.4.	Counterparts	76
10.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	77
10.6.	Notices	78
10.7.	Entire Agreement	79
10.8.	No Third Party Beneficiaries	80
10.9.	Obligations of Parent	80
10.10.	Definitions	80
10.11.	Severability	80
10.12.	Interpretation; Construction	80
10.13.	Assignment	81
10.14.	Conflicts and Privileges	81

Annexes

Annex A	Defined Terms	A-1

Exhibits

Exhibit 1	Form of Surviving Corporation Charter	E1-1
Exhibit 2	Form of Escrow Agreement	E2-1
Exhibit 3	Form of Stockholder Written Consent	E3-1

Schedules

Schedule 4.1(b)(ii)(A)(3)	Certain Capitalized Leases
Schedule 4.1(b)(ii)(B)(3)	Affiliate Agreements
Schedule 5.1(b)(ii)	Equity Holders
Schedule 5.1(c)	Payment Schedule
Schedule 5.1(d)	Agreements with Holders
Schedule 6.14	Regulatory Matters
Schedule 6.15	Asset Purchase
Schedule 9.1(c)	Parent Knowledge Persons
Schedule 9.2(a)	Indemnification Matters

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 15, 2015, is by and among SurgiQuest, Inc., a Delaware corporation (the “Company”), CONMED Corporation, a New York corporation (“Parent”), Nemo Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Holders (“Holder Representative”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, following the execution and delivery of this Agreement, and as a condition and material inducement to Parent to enter into this Agreement, the Company has agreed to use reasonable best efforts to obtain a written consent from certain stockholders of the Company pursuant to which such stockholders will approve and adopt this Agreement in accordance with Section 228 and Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”) as more particularly set forth herein;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent, Merger Sub and/or the Company, as applicable, are entering into with those individuals listed on Section A of the Company Disclosure Letter (as defined in Section 5.1 below) (each of such individuals, a “Key Employee”) (a) new employment agreements or retention arrangements and/or offer letters and/or (b) covenants not to compete (each of the foregoing, a “New Employment Agreement”), that will, in each case, become effective at the Effective Time (as defined in Section 1.3 below); and

WHEREAS, the Company, Parent, Merger Sub and the Holder Representative desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 A.M. (Eastern Time) on the third (3rd) business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII shall be satisfied or waived in writing in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), but in no event shall the Closing occur before January 4, 2016. For purposes of this Agreement, the term “business day” shall have the meaning assigned to such term in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”).

1.3. Effective Time. As soon as practicable following the Closing, the Company and Parent shall cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws

of the Surviving Corporation

2.1. The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth in Exhibit 1, and such amended and restated charter shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law (as defined in Section 5.1(k)(i) below).

2.2. The Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1. Directors. The board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2. Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

Merger Consideration; Escrow; Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Merger Consideration.

(a) Merger Consideration. The aggregate consideration for the Merger (as may be adjusted in accordance with Section 4.1(c), the “Merger Consideration”) shall be an amount in cash, calculated pursuant to Section 4.1(b), equal to (i) $265,000,000 (the “Base Price”), plus (ii) the Company Cash (as defined in Section 4.1(b)(i) below), minus (iii) the Funded Debt (as defined in Section 4.1(b)(ii) below), plus (iv) the amount, if any, by which Closing Net Working Capital (as defined in Section 4.1(b)(iii)(A) below) exceeds Target Working Capital (as defined in Section 4.1(b)(iii)(B) below), minus (v) the amount, if any, by which Closing Net Working Capital is less than Target Working Capital, minus (vi) the Reserve Amounts (as defined in, and payable pursuant to, Section 4.2(a)(ii) below), (vii) minus the Holder Representative Expense Amount (as defined in Section 4.4(g) below), minus (viii) the Asset Purchase Price (as defined in Section 6.15 below). The Merger Consideration shall be distributed to the holders of the Company’s securities (each such holder of securities, a “Holder”; it being understood that for purposes of any release of funds pursuant to Section 4.1(c), Section 4.2, Section 4.4(b)(iv) and Section 9.2, the Person identified in Schedule 4.1(b)(ii)(B)(3) shall also be deemed to be a Holder), other than any Dissenting Stockholders (as defined in Section 4.4(f) below) in the manner specified on the Payment Schedule (as defined in Section 5.1(c) below). For the avoidance of doubt, in no event shall Parent or its Affiliates (as defined below) be obligated to make any payments to any Holders pursuant to this Agreement that, together with the Reserve Amounts, in the aggregate exceed the Merger Consideration as calculated in this Section 4.1.

(b) Calculation of Merger Consideration. Not less than five (5) business days prior to the Closing Date, the Company shall prepare, or cause to be prepared, and deliver to Parent a certificate containing a statement (the “Estimated Closing Statement”) representing the Company’s good faith estimate of the Merger Consideration and each component thereof (the “Estimated Merger Consideration”) as of immediately prior to the Closing. The Estimated Closing Statement and all estimates and calculations contained therein shall be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) on a basis consistent with the terms of this Agreement and shall include reasonable supporting information and data necessary to support the calculations and estimates contained therein.

(i) Cash. The Estimated Closing Statement shall set forth the Company Cash that the Company estimates will be held as of immediately prior to the Closing (after giving effect to the Merger and the other Transactions), including the payment of the Asset Purchase Price (the “Estimated Company Cash”). For purposes of the Agreement, “Company Cash” shall mean the amount of cash and cash equivalents reflected on the financial books and records of the Company, minus the amount necessary to cover all overdrafts and all outstanding checks and wire transfers that have been mailed, transmitted or otherwise delivered by the Company but have not cleared its bank or other accounts prior to the Closing, determined without duplication in accordance with GAAP and the Company’s accounting policies in effect as of such date.

(ii) Funded Debt. The Estimated Closing Statement shall set forth each of the following amounts that the Company estimates will be outstanding immediately prior to the Closing, but after giving effect to the Merger and the other Transactions:

(A) the amount of (1) all indebtedness of the Company (as defined in Section 5.1(a) below) outstanding immediately prior to the Closing, together with (x) accrued and unpaid interest thereon and (y) any fees, expenses, premiums and penalties payable with respect to the repayment or prepayment (as the case may be) of such indebtedness, in each case, resulting from all events occurring prior to or as of the Closing Date, including the Closing, (2) all obligations in respect of breakage costs, close out amounts, unwind costs, termination costs, redemption costs and other similar charges of the Company under derivatives, swap or exchange agreements, hedging transactions or similar instruments resulting from all events occurring prior to or as of the Closing Date, including the Closing, and (3) seventy-one percent (71%) of the amount of all lease obligations of the Company which are required to be capitalized in accordance with GAAP as of the Closing Date and are set forth on Schedule 4.1(b)(ii)(A)(3) (provided that only such capitalized amount shall be included in the Debt Repayment Amount hereunder) (clauses (1)-(3), collectively, the “Debt Repayment Amount”); and

(B) the total amount of all of the fees and expenses outstanding as of the Closing or payable after the Closing incurred by or on behalf of the Company prior to and in connection with the Merger and the other Transactions (as defined in Section 5.1(e)(ii) below) and/or the preparation for an initial public offering for the securities of the Company, including (1) all brokers’ or finders’ fees (if any) incurred by the Company; (2) all fees and expenses of the Holder Representative, counsel, advisors, consultants, investment bankers, accountants or other professionals incurred by the Company; and (3) any payments due pursuant to Schedule 4.1(b)(ii)(B)(3), (clauses (1)-(3), collectively, the “Transaction Expenses”).

For purposes of this Agreement, (x) “Funded Debt” shall mean the sum of (1) the Debt Repayment Amount and (2) the Transaction Expenses; (y) “Estimated Funded Debt” shall mean the amount of Funded Debt set forth in the Estimated Closing Statement; and (z) “Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; for purposes of this definition, control when used with respect to any specified Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and “controlling” and “controlled” shall have meanings correlative to the foregoing.

(iii) Working Capital. The Estimated Closing Statement shall set forth each of the following amounts:

(A) the Company’s estimate of the Net Working Capital as of the Closing Date after giving effect to the Merger and the other Transactions (the “Closing Net Working Capital” and such estimate, the “Estimated Closing Net Working Capital”); and

(B) the amount, if any, by which Estimated Closing Net Working Capital exceeds $4,750,000 (the “Target Working Capital”); or

(C) the amount, if any, by which Estimated Closing Net Working Capital is less than the Target Working Capital.

For purposes of this Agreement, (w) “Net Working Capital” shall mean (i) the current assets of the Company (excluding (1) Company Cash and (2) all deferred Tax assets) minus (ii) the current liabilities of the Company (including, to the extent not paid, (1) the Excise Tax Amount, (2) the D&O Insurance Amount, (3) the Employee Expenses Amount, (4) the costs and expenses incurred by the Company in connection with engaging the Regulatory Auditor (as defined in Section 6.14 below) and any remediation conducted prior to the Closing in connection with the audit conducted by such Regulatory Auditor and (5) any dividends or distributions declared by the Company, but excluding (1) Funded Debt and (2) all deferred Tax liabilities), in each case calculated in accordance with GAAP; (x) “Excise Tax Amount” shall mean the amount of the Company’s liability, whether or not accrued or contingent, as of the Closing Date with respect to any medical device excise tax under Section 4191 of the Internal Revenue Code of 1986 (the “Code”); (y) “D&O Insurance Amount” shall mean the amount payable by the Company to an insurer with respect to the D&O Insurance (as defined in Section 6.9(b) below), if any, that the Company elects to purchase; and (z) “Employee Expenses Amount” shall mean, without duplication, any Liabilities (as defined in Section 9.1(c) below) with respect to any costs of (1) sale, change in control, transaction, retention, deal completion or similar bonuses (in each case regardless of whether any such bonuses are paid on or after the Closing Date), (2) annual bonuses attributable to any completed performance period and to the pre-Closing portion of the calendar year in which the Closing Date occurs, (3) severance (and other post-Closing obligations) to any Person whose employment has been terminated prior to the Closing, (4) any earned and unused vacation or accrued paid-time-off obligations and all other accrued but unpaid payroll liabilities and obligations, in each case under this clause (4), as of the Closing Date and (5), the employer’s portion of any applicable payroll Taxes (as defined in Section 5.1(p) below) attributable to the payout of any Company Options as set forth on the Payment Schedule, and, including, in each of the foregoing clauses (1) through (4), the employer’s portion of any applicable payroll Taxes.

(c) Post-Closing Adjustments to Merger Consideration.

(i) Final Closing Statement. Within ninety (90) days following the Closing Date, Parent shall deliver to the Holder Representative a statement (the “Closing Statement” and, in its final and binding form as determined below, the “Final Closing Statement”) setting forth the Merger Consideration and each component thereof as of immediately prior to the Closing (including the Funded Debt, which shall be determined as of immediately prior to the Closing, but after giving effect to the Merger and the other Transactions in accordance with Section 4.1(b)(ii)), including final determinations as to the amounts of (A) the Company Cash, (B) the Funded Debt and (C) the Closing Net Working Capital. The Final Closing Statement and the components thereof shall be prepared in accordance with GAAP on a basis consistent with the terms of this Agreement and the Company’s accounting policies in effect as of such date. The Holder Representative and Parent shall cooperate as reasonably requested in connection with the preparation of the Closing Statement. During the thirty (30)-day period immediately following the Holder Representative’s receipt of the Closing Statement, the Holder Representative shall be permitted to review Parent’s working papers related to the preparation of the Closing Statement and determination of the Merger Consideration and the components thereof. The Closing Statement shall become final and binding upon the parties upon the earlier of (x) thirty (30) days following the Holder Representative’s receipt thereof, unless the Holder Representative shall give written notice of its disagreement (a “Notice of Disagreement”) to Parent prior to such date and (y) the Holder Representative notifies Parent of its acceptance thereof. Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted. The Closing Statement shall become final and binding upon the resolution in writing of all disagreements the parties may have with respect thereto (whether by the written agreement of the parties or pursuant to the arbitration provisions set forth below). During the fifteen (15) days following delivery of a Notice of Disagreement, Parent and the Holder Representative shall seek in good faith to resolve any differences which they may have with respect to the matters specified in the Notice of Disagreement. Following delivery of a Notice of Disagreement, Parent and its agents and Representatives (as defined in Section 6.2(a) below) shall be permitted to review the Holder Representative’s and its Representatives’ working papers relating to the Notice of Disagreement. If, at the end of the fifteen (15)-day period referred to above, the matters in dispute have not been fully resolved, then the parties shall submit to Deloitte & Touche LLP (or such other mutually agreed independent accountants of nationally recognized standing) (any such accounting firm, the “Accounting Firm”) for review and resolution of all matters (but only such matters) which remain in dispute, and the Accounting Firm shall make a final determination of the Merger Consideration and the components thereof to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement. The parties will reasonably cooperate with the Accounting Firm during the term of its engagement. The Accounting Firm shall be provided reasonable access to the books, records and other relevant information of the Company, Parent and the Holder Representative to the extent necessary to calculate the Merger Consideration. In resolving any matters in dispute, the Accounting Firm may not assign a value to any item in dispute greater than the greatest value for such item assigned by Parent in the Closing Statement, on the one hand, or the Holder Representative in the Notice of Disagreement, on the other hand, or less than the smallest value for such item assigned by Parent in the Closing Statement, on the one hand, or the Holder Representative in the Notice of Disagreement, on the other hand. The Accounting Firm’s determination shall be based solely on presentations by Parent and the Holder Representative which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Statement and the determination of the Merger Consideration and the components thereof shall become final and binding on the parties on the date the Accounting Firm delivers its final resolution in writing to the parties (which the Accounting Firm shall be instructed to deliver not more than forty-five (45) days following submission of such disputed matters). The Accounting Firm shall allocate its costs and expenses between Parent and the Holder Representative, on behalf of the Holders, based upon the percentage of the contested amount submitted to the Accounting Firm that is ultimately awarded to Parent, on the one hand, or the Holder Representative on behalf of the Holders, on the other hand, such that Parent bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to the Holders and the Holders bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Parent (such amount to be released from the Holder Representative Expense Account (as defined in Section 4.4(g) below) in accordance with Section 4.2).

(ii) Merger Consideration Adjustments. The Merger Consideration shall be (x) increased, by an amount in cash equal to the amount, if any, by which the Merger Consideration (as finally determined pursuant to Section 4.1(c)(i)) is greater than the Estimated Merger Consideration or (y) decreased, by an amount in cash equal to the amount, if any, by which the Estimated Merger Consideration is greater than the Merger Consideration (as finally determined pursuant to Section 4.1(c)(i)). No adjustment shall be made to the Merger Consideration if the Estimated Merger Consideration equals the Merger Consideration (as finally determined pursuant to Section 4.1(c)(i)). The post-closing adjustment to the Merger Consideration, if any, shall be made as follows:

(A) in the event of an upward adjustment, based on the positive sum of (1) the amount of the Closing Net Working Capital minus the Target Working Capital (which amount may be positive or negative) (the “Working Capital Adjustment Amount”), (2) the amount of the Company Cash minus the Estimated Company Cash (which amount may be positive or negative) (the “Company Cash Adjustment Amount”) and/or (3) the amount of the Estimated Funded Debt minus the Funded Debt (which amount may be positive or negative) (the “Funded Debt Adjustment Amount”), the Holder Representative and Parent shall first deliver prompt joint written instructions to the Escrow Agent (as defined in Section 4.2(a)(i) below) instructing the Escrow Agent to pay the amount of the Working Capital Adjustment Amount, the Company Cash Adjustment Amount and the Funded Debt Adjustment Amount, as applicable, to the Holders from the Working Capital Escrow Account and, to the extent such upward adjustment exceeds the amount in the Working Capital Escrow Account, Parent shall pay such additional amount in immediately available funds by wire transfer to the Payments Administrator for further distribution to the Holders promptly, but in no event later than two (2) business days after the final determination of the Merger Consideration pursuant to Section 4.1(c)(i); or

(B) in the event of a downward adjustment based on the negative sum of the Working Capital Adjustment Amount, the Company Cash Adjustment Amount and the Funded Debt Adjustment Amount, as applicable, the Holder Representative and Parent shall deliver prompt joint written instructions to the Escrow Agent instructing the Escrow Agent to pay the amount of such downward adjustment to Parent from the Working Capital Escrow Account. To the extent such adjustment exceeds the amount then-available in the Working Capital Escrow Account, the Holders shall pay the amount of such remainder, severally and not jointly, in proportion to their respective portions of the Merger Consideration in accordance with the Payment Schedule, in immediately available funds by wire transfer to Parent. To the extent that there is no downward adjustment, or the downward adjustment does not exceed the amount then-available in the Working Capital Escrow Account, Parent and the Holder Representative shall deliver prompt joint written instructions to the Escrow Agent instructing the Escrow Agent to pay the remaining Working Capital Reserve Amount (as defined in Section 4.2(a)(ii) below) to the Payments Administrator for further distribution to the Holders. Such set off payments shall be made and/or instructions shall be given to the Escrow Agent, as applicable, within two (2) business days of final determination of the Merger Consideration pursuant to Section 4.1(c)(i).

(d) Modifications to Payment Schedule. The Company may, in its reasonable discretion, modify, change or amend the Payment Schedule at any time and from time to time prior to the Closing Date to correct any inaccuracy in the Payment Schedule or to otherwise update the Payment Schedule to reflect changes to the Company’s capital structure permitted in accordance with Section 6.1 including the exercise of options or put rights effected in accordance with the Company’s certificate of incorporation; provided, however, that the Company will provide the final Payment Schedule to Parent no later than 5:00 P.M. (Eastern Time) on the date that is at least two (2) business days prior to the Closing Date. For the avoidance of doubt, no modification, amendment or change made to the Payment Schedule shall alter the aggregate amount of Merger Consideration payable by Parent.

4.2. Escrow.

(a) Reserve Amounts.

(i) Indemnity Reserve. At or immediately prior to the Closing, Parent shall deposit an amount in cash equal to $23,850,000 as security for post-Closing indemnification claims that may be payable to Parent pursuant to Article IX of this Agreement (the “Indemnity Reserve Amount”) in an account for a term of eighteen (18) months commencing on the Closing Date (the “Indemnity Escrow Account”) with JPMorgan Chase Bank, NA (the “Escrow Agent”).

(ii) Working Capital Adjustment Reserve. At Closing, Parent shall deposit $1,500,000 in cash as security for amounts that may become payable to Parent in respect of the Working Capital Adjustment Amount and other adjustments as provided for in Section 4.1(c) (the “Working Capital Reserve Amount” and, together with the Indemnity Reserve Amount, the “Reserve Amounts”) in an account (the “Working Capital Escrow Account” and, together with the Indemnity Escrow Account, the “Escrow Accounts”) with the Escrow Agent. The Working Capital Reserve Amount shall remain in the Working Capital Escrow Account until the Merger Consideration is finally determined in accordance with Section 4.1(c).

(b) Escrow Agreement. The Escrow Accounts shall be established with the Escrow Agent by Parent and the Holder Representative pursuant to the terms of an escrow agreement substantially in the form of Exhibit 2 attached hereto (the “Escrow Agreement”). The Escrow Accounts shall be administered and funds will be released therefrom only in accordance with the terms and provisions of this Agreement and the Escrow Agreement.

4.3. Effect of the Merger on Capital Stock.

(a) Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such share shall constitute the only outstanding share of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent one share of common stock of the Surviving Corporation into which they were converted in accordance with the preceding sentence.

(b) The Company.

(i) Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or its Holders, each Share (as defined in Section 5.1(b)(i) below) shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing any of the Shares (each, a “Certificate”) or a non-certificated Share represented by book entry (a “Book-Entry Share”) shall cease to have any right with respect thereto (except the right to receive the amount of Merger Consideration allocated to each such Share pursuant to the Payment Schedule, subject to the appraisal rights of Dissenting Stockholders as set forth in Section 4.4(f)).

(ii) Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or its Holders, each outstanding warrant to purchase Shares that is outstanding immediately prior to the Effective Time, whether then exercisable or vested (each, a “Warrant”) shall be cancelled and shall cease to exist in accordance with its terms, and any instrument formerly representing any such Warrants shall cease to have any right with respect thereto (except the right to receive the amount of Merger Consideration allocated to each such Warrant pursuant to the Payment Schedule).

(iii) Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or its Holders, each Company Option (as defined in Section 5.1(b)(i) below) that is outstanding immediately prior to the Effective Time, whether or not vested and whether or not exercisable, shall be cancelled and shall cease to exist in accordance with its terms, and any instrument formerly representing any such Company Options shall cease to have any right with respect thereto (except each Company

Option that has an exercise price per Common Share that is less than the value of the Merger Consideration allocable to each fully-diluted Common Share shall have the right to receive, in cash, the amount of Merger Consideration allocated to each such Company Option pursuant to the Payment Schedule, based on the intrinsic value of such Company Option as of the Effective Time and without regard to any forfeiture provisions as set forth in the Stock Plan (as defined in Section 5.1(b)(i) below) and applicable award agreement). At or prior to the Effective Time, the Company, Company’s Board of Directors (the “Company Board”) and the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to (A) effectuate the provisions of this Section 4.3(b)(ii), (B) ensure that from and after the Effective Time, none of Parent, Merger Sub, the Surviving Corporation nor any of their Affiliates will be required to deliver Shares, other capital stock of the Company or any other property or have any further obligation to any Person in respect of the settlement of Company Options, except as set forth in this Agreement, (C) provide that from and after the Effective Time, no new awards may be granted under the Stock Plan and (D) obtain acknowledgements from the Holders of Company Options of the treatment provided for such Company Options in this Agreement and on the Payment Schedule.

4.4. Payment for and Exchange of Company Equity Securities.

(a) Payments Administrator. At or prior to the Closing Date, Parent shall make available, or deposit, or cause to be made available to Acquiom Clearinghouse LLC, a Delaware limited liability company (the “Payments Administrator”) a cash amount in immediately available funds equal to the Estimated Merger Consideration minus the aggregate amount of the Merger Consideration required to be paid in respect of the Company Options in accordance with the Payment Schedule (such cash, as it may thereafter be adjusted, being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures.

(i) Letter of Transmittal. Promptly after the Effective Time (and in any event within three (3) business days), the Payments Administrator shall (pursuant to the terms of that certain Acquiom Payments Administration Agreement to be entered into at or prior to the Closing by and among Parent, the Holder Representative and the Payments Administrator) deliver to each Holder identified in the Payment Schedule (A) a letter of transmittal in customary form (the “Letter of Transmittal”) which shall specify that delivery shall be effected and risk of loss and title to the applicable equity security shall pass, only upon proper delivery of Book-Entry Shares and Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.4(e)), as applicable, to the Payments Administrator (such Letter of Transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree prior to the Closing), and (B) instructions for effecting the surrender of the Book-Entry Shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.4(e)) to the Payments Administrator representing Shares in exchange for the Merger Consideration. Proper delivery shall include (x) with respect to Book-Entry Shares, delivery of an authorization form in customary form regarding the book-entry transfer of the Book-Entry Shares (or such other evidence, if any, of the transfer as the Payments Administrator may reasonably request) and (y) with respect to Certificates, delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.4(e)) to the Payments Administrator.

(ii) Certificates. Upon surrender of a Certificate (or an affidavit of loss in lieu of the Certificate as provided in Section 4.4(e)) representing Shares to the Payments Administrator, together with a duly-executed Letter of Transmittal and such other documents as may be reasonably required by Parent or the Payments Administrator, the holder of such Shares shall be entitled to receive in exchange therefor the portion of the Merger Consideration to which the holder of such Shares is entitled in accordance with the Payment Schedule pursuant to Section 4.1, and the Certificates so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any amounts payable upon due surrender of any such Shares.

(iii) Book-Entry Shares. Each Holder of one or more Book-Entry Shares shall, upon receipt by the Payments Administrator of the “agent’s message” (or such other evidence, if any, as the Payments Administrator may reasonably request), be entitled to receive the portion of the Merger Consideration to which the holder of such Shares is entitled in accordance with the Payment Schedule pursuant to Section 4.1, and the Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any amounts payable upon due surrender of any such Shares.

(iv) Company Options. Each Holder of Company Options shall be entitled to receive the portion of the Merger Consideration to which the holder of such Company Options is entitled in accordance with the Payment Schedule pursuant to Section 4.1 and as further set forth below:

(A) Reasonably promptly after the Effective Time, but in no event later than five (5) business days after the Effective Time, Parent shall cause the Surviving Corporation to pay to the Holders of Company Options the amount of Merger Consideration required to be paid to such Holders at the Closing in respect of such Company Options in accordance with the Payment Schedule through the payroll system of the Surviving Corporation.

(B) For purposes of administration and payment of the portions of the Merger Consideration payable to Holders of Company Options subsequent to the Closing in accordance with the Payment Schedule (collectively, the “Post-Closing Option Holder Payments”), Parent and the Holder Representative will engage Fidelity or such other third party plan administrator as Parent and the Holder Representative mutually agree (the “Plan Administrator”), the fees of which will be paid by the Holder Representative from the Holder Representative Expense Account. At or immediately prior to the Closing, Parent shall pay, by wire transfer of immediately funds to an account designated by the Plan Administrator, an amount equal to the Post-Closing Option Holder Payments for further distribution by the Plan Administrator as follows: (1) to such Holders of Company Options (x) on such date such payments are due and payable in accordance with the Payment Schedule in the event, as to any individual Holder of Company Options, such Holder remains continuously employed by the Surviving Corporation or an Affiliate thereof, as applicable, as of such date of payment or (y) on such earlier date in the event, as to any individual Holder of Company Options, such Holder’s employment with the Surviving Corporation or an Affiliate thereof, as applicable, is terminated by the employer without “Cause” or by such Holder for “Good Reason” in accordance with the terms of the Stock Plan, or if applicable, the employment agreement or offer letter applicable to such Holder, in which case such payment will be made as soon as practicable (but no later than the second payroll date) following such termination of employment; or (2) to the Payments Administrator (or such other payment administrator designated by the Holder Representative) for further distribution to the other Holders on a pro rata basis pursuant to their respective portions of the Merger Consideration in accordance with the Payment Schedule in the event neither of clause (x) or (y) above occurs. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall use good faith efforts and reasonably cooperate with each other and the Plan Administrator, and take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts to ensure that the Post-Closing Option Holder Payments are promptly paid in accordance with the terms hereof.

(v) Other Equity Securities. Reasonable procedures for delivering, surrendering and cancelling the Company’s other equity securities (other than Shares, Warrants and Company Options), if any, shall be communicated to the holders thereof promptly after the Effective Time, after consultation with the Holder Representative, and compliance with such procedures shall be a condition of such Holders’ right to receive the applicable portion of the Merger Consideration in accordance with the Payment Schedule pursuant to Section 4.1.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares or other equity securities of the Company that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or other instrument representing Shares, Warrants or other equity securities (other than Company Options) is presented to the Surviving Corporation, Parent or the Payments Administrator for transfer, it shall be (subject to compliance with the exchange procedures of Section 4.4(b)) cancelled and exchanged for the cash amount in immediately available funds to which the Holder thereof is entitled pursuant to this Article IV. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Payments Administrator, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(d) Termination of Exchange Fund. Any portion of the Exchange Funds that remains unclaimed by the Holders one hundred eighty (180) calendar days after the Effective Time shall be delivered to Parent. Following receipt of such payment by Parent, any Holder who has not theretofore complied with this Article IV shall thereafter look only to Parent as unsecured creditors for payment of their claim for Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Holder Representative, the Payments Administrator or any other Person shall be liable to any former holder of Shares in respect of any Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(f)(i) below) or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Instruments. If any Certificate or other instrument representing Shares, Warrants or other equity securities (other than Company Options) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate or other instrument to be lost, stolen or destroyed and subject to such other reasonable conditions as may be imposed by the Payments Administrator (including, if required by the Payments Administrator, the posting by such Person of a bond in such reasonable amount as the Payments Administrator may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate or other instrument), the Payments Administrator shall pay in respect of such lost, stolen or destroyed Certificate or other instrument, without interest, the portion of the Merger Consideration to which the holder of such Shares, Warrants or other equity securities (other than Company Options), as applicable, is entitled in accordance with the Payment Schedule.

(f) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL (each such Person, a “Dissenting Stockholder”) shall be entitled to receive the portion of the Merger Consideration to which such Person would otherwise be entitled pursuant to Section 4.1 with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to Dissenting Stockholders under the DGCL, provided that the Company shall have the right to participate in such negotiations and proceedings. Except to the extent otherwise permitted pursuant to Section 6.1(a), the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. If any Person who would otherwise be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to dissent with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted into the right to receive a portion of the Merger Consideration in accordance with the Payment Schedule pursuant to Section 4.1. The Company shall use its reasonable best efforts to enforce its rights under Article 3 of that certain Fourth Amended and Restated Voting Rights Agreement, dated March 10, 2015, by and among the Company and the holders of Shares party thereto, with respect to any stockholder that seeks to exercise its appraisal rights. The aggregate amount, if any, by which any payment provided to Dissenting Stockholders by Section 262 of the DGCL exceeds the portion of the Merger Consideration to which such Dissenting Stockholders would otherwise be entitled pursuant to Section 4.1, shall be paid to Parent in accordance with Section 9.2(a).

(g) Holder Representative Expense Amount. At the Closing, Parent shall deposit into an account designated by the Holder Representative (the “Holder Representative Expense Account”) an amount equal to $400,000 (the “Holder Representative Expense Amount”). The Holder Representative Expense Amount may be used at any time by the Holder Representative to fund any expenses incurred by it in the performance of its duties and obligations hereunder, including those duties and obligations identified in Section 10.1. The

Holder Representative Expense Amount will be held by the Holder Representative for so long as the Holder Representative determines is reasonably necessary for it to fulfill its obligations and duties under this Agreement; provided, that following the completion of all such obligations and duties and the satisfaction of all expense reimbursements to which the Holder Representative is entitled in connection therewith, the Holder Representative shall distribute any amounts remaining in the Holder Representative Expense Account to the Payments Administrator for further distribution to the Holders on a pro rata basis pursuant to their respective portions of the Merger Consideration in accordance with the Payment Schedule. The Holders will not receive any interest or earnings on the Holder Representative Expense Amount and irrevocably transfer and assign to the Holder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Holder Representative will not be liable for any loss of principal of the Holder Representative Expense Amount other than as a result of its gross negligence or willful misconduct. The Holder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. For tax purposes, the Holder Representative Expense Amount will be treated as having been received and voluntarily set aside by the Holders at the time of the Closing.

(h) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Holder pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be timely remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date that:

(a) Organization, Good Standing and Qualification. The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect (as defined below). The Company has no Subsidiaries. The Company has made available to Parent a certified complete and correct copy of the Company’s certificate of incorporation and a complete and correct copy of its bylaws or comparable governing documents, each as amended to the date hereof, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company is qualified to do business.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, and (ii) “Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that (x) has a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Effect:

(A) changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations or that are the result of acts of war or terrorism;

(B) changes that are the result of factors generally affecting (1) the medical device industry or (2) any non-medical industry in which the Company operates;

(C) changes in Laws generally affecting (1) the medical device industry or (2) any non-medical industry in which the Company operates;

(D) changes or effects from the announcement of the entry into, actions contemplated by or the performance of obligations required by this Agreement, including any change in the Company’s credit ratings or changes or effects from any Transaction Proceeding (as defined in Section 6.11), provided that such Transaction Proceeding was not brought by or on behalf of, or does not otherwise involve as a plaintiff or a claimant, a Holder or Holders;

(E) changes or effects resulting from any action taken by any of the parties hereto that is required to be taken pursuant to any provision of this Agreement;

(F) changes in GAAP or in any statute, rule or regulation unrelated to the Merger and of general applicability after the date hereof;

(G) seasonal reductions in revenues and/or earnings of the Company in the ordinary course of their businesses;

(H) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company with its customers,

employees or suppliers that the Company establishes through specific evidence was proximately caused by the pendency or announcement of this Agreement, the Merger or the other Transactions or the actions contemplated by or the performance of obligations required by this Agreement; and

(I) any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect;

provided, further, that, with respect to clauses (A), (B), (C) and (F), such change, event, circumstance or development does not (1) primarily relate only to (or have the effect of primarily relating to) the Company or (2) disproportionately adversely affect the Company compared to other companies of similar size operating in the medical device industry; or (y) would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or Merger Sub to consummate the Transactions on the terms set forth herein.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $0.001 per share (the “Common Shares”), and 34,616,654 shares of the Company’s preferred stock, par value $0.001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). As of the close of business on November 13, 2015, 1,412,555 Common Shares and 14,122,301 Preferred Shares were outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than (A) 472,515 Shares reserved for issuance upon the exercise of the Warrants, (B) 2,147,579 Shares reserved for issuance pursuant to outstanding stock options granted under the Company’s 2006 Stock Plan, as amended (the “Stock Plan”, and each such stock option, a “Company Option”) and (C) 14,400,960 Common Shares reserved for issuance upon conversion of the Preferred Shares issued and outstanding, the Company has no additional Shares reserved for issuance. Upon any issuance of any Shares in accordance with the terms of the Stock Plan, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Other than the outstanding Warrants, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company has delivered to Parent a true and complete copy of each form of Warrant and award agreement pertaining to each Company Option, and has also delivered any other Warrants and award agreements pertaining to Company Options to the extent there are material variations from the general forms, specifically identifying the Persons to which such variant forms apply.

(ii) Set forth in Schedule 5.1(b)(ii) is a true and correct list of each equity holder of the Company (which, for the avoidance of doubt, includes, but is not limited to, the Shares, the Company Options and the Warrants), the number and type of equity securities held by each such equity holder (and in the case of Company Options, the exercise price per Share, whether such Company Option is or will become vested and exercisable in connection with the Merger and the other Transactions and the associated vesting schedule, and whether such Company Option is an incentive stock option or nonqualified stock option).

(iii) Except as set forth in Schedule 5.1(b)(ii), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, phantom stock rights, restricted stock rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iv) Section 5.1(b)(iv) of the Company Disclosure Letter sets forth the Company’s capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company and consisting of less than 1% of the outstanding capital stock of such company. No current or past holder of any capital stock, equity interest or other direct or indirect ownership interest of the Company (x) has (or has ever had) a “controlling interest” (within the meaning of Section 414 of the Code) in the Company or (y) would otherwise be (or would have otherwise been) treated as a “single employer” with the Company under Section 414 of the Code or Section 4001 of ERISA (as defined in Section 5.1(j)(i) below).

(v) Each Company Option (A) was granted in compliance with all applicable Laws and, if applicable, in compliance with all of the terms and conditions of the Stock Plan and award agreement pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share at the close of business on the date of such grant, (C) has a grant date identical to the date on which the Company Board or compensation committee thereof actually awarded such Company Option, (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns (as defined in Section 5.1(p) below), and (E) does not trigger any liability for the holder thereof under Section 409A of the Code.

(c) Payment Schedule. Set forth in Schedule 5.1(c) is a true and correct calculation as of the date of this Agreement of the respective percentages of the Merger Consideration entitled to be received in accordance with Article IV by holders of each of the Company’s outstanding (i) Common Shares, (ii) Series A Preferred Shares, (iii) Series B Preferred Shares, (iv) Series C Preferred Shares, (v) Series D Preferred Shares, (vi) Series E Preferred Shares, (vii) Warrants, (viii) Company Options (taking into account the exercise price of each such Company Option) and (ix) any other equity securities of the Company (such schedule, including any amendments thereto, the “Payment Schedule”). Except as set forth in the Payment Schedule, no Person is entitled to any portion of the Merger Consideration.

(d) Agreements with Holders. The Contracts (as defined in Section 5.1(f)(ii) below) listed in Schedule 5.1(d) will terminate and be of no further force or effect from and after the Effective Time. No holders of the Company’s equity securities will have any rights, and the Company will not have any obligations, under such Contracts from and after the Effective Time.

(e) Corporate Authority; Approval.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, and to consummate the Merger, subject only to approval and adoption of this Agreement by the holders of a sufficient number of Shares required to approve such matter as required under the DGCL, the Company’s organizational documents and any Contract to which the Company or, to the Company’s knowledge, any of the Holders is a party (such approval, the “Requisite Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has (A) adopted this Agreement and approved the Merger and the other transactions contemplated hereby (collectively, the “Transactions”) and resolved to recommend adoption of this Agreement to the Company’s stockholders (the “Company Recommendation”) and (B) directed that this Agreement be submitted to the stockholders for their adoption. The Company Board has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the consummation of the Transactions.

(iii) The Stockholder Written Consent (as defined in Section 6.3) shall be signed by the holders of a sufficient number of shares to constitute the Requisite Stockholder Approval. For the avoidance of doubt, the Company represents and warrants that the Requisite Stockholder Approval requires the approval of (A) the holders of issued and outstanding Shares representing a majority of all votes entitled to be cast on the matter, (B) the holders of at least two-thirds of the outstanding Preferred Shares and (C) the holder of three-fourths of the outstanding Series C, Series D and Series E Preferred Shares, in each case voting together as a single class on an as-converted basis, and no other approval or consent of any Holder is required for the Company to execute, deliver and perform its obligations under this Agreement or to consummate the Merger.

(f) Governmental Filings; No Violations; Certain Contracts.

(i) Other than (A) the filing of the Certificate of Merger pursuant to Section 1.3 and (B) the filing of a notification and report form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder (the “HSR Act”) (clauses (A) and (B), collectively, the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of the Company to consummate the Merger and the other Transactions.

(ii) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Transactions will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding on the Company or under any Law to which the Company is subject, (C) the loss or impairment of, payment of any additional amounts with respect to, or the consent of any other Person being required in respect of, the Company’s right to own or use any Intellectual Property (as defined in Section 5.1(r) below), or (D) any change in the rights or obligations of any party under any Contract binding on the Company, except, in the case of clause (B), (C) or (D) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect. Section 5.1(f)(ii) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts (as defined in Section 5.1(l)(i) below) pursuant to which consents or waivers are required prior to consummation of the Transactions (whether or not subject to the exception set forth with respect to clauses (B), (C) and (D) above).

(g) Financial Statements.

(i) The Company has made available to Parent true and complete copies of (A) the audited consolidated balance sheets of the Company as of December 31, 2014 and December 31, 2013, together with the related audited consolidated statements of income, stockholders’ equity and cash flows of the Company for the fiscal years then ended and (B) the unaudited balance sheet of the Company as of September 30, 2015 (the “Most Recent Balance Sheet”), together with the related unaudited statement of income of the Company for the nine (9)-month period then ended (clauses (A) and (B), collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP (subject to such exceptions and qualifications as may be described therein) and fairly present in all material respects the financial condition of the Company and its results of operations for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect).

(ii) The books of account and other records of the Company are, in all material respects, complete and correct and have been maintained in accordance with commercially reasonable business practices. The Financial Statements have been prepared in a manner consistent in all material respects with the books of account and other records of the Company.

(iii) The charges, accruals and reserves for Taxes with respect to the Company reflected on the books of the Company (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate in accordance with GAAP to cover Tax liabilities accruing through the end of the last period for which the Company ordinarily records items on its books.

(iv) Except for (A) those liabilities that are reflected or reserved against on the Most Recent Balance Sheet, (B) liabilities incurred in the ordinary course of business since the date of the Most Recent Balance Sheet, and (C) obligations incurred pursuant to this Agreement, the Company has not incurred any liability of the type required to be set forth on a balance sheet prepared in accordance with GAAP that, individually or in the aggregate with other such liabilities, has had, or is reasonably likely to have, a Material Adverse Effect.

(h) Absence of Certain Changes. Since December 31, 2014, the Company has conducted its business only in, and has not engaged in any material transaction other than in accordance with, the ordinary course of such business and there has not been:

(i) any change in the financial condition, properties, assets, liabilities, business or results of their operations which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect;

(ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance;

(iii) any material change in any method of accounting or accounting practice or internal controls (including internal controls over financial reporting) by the Company;

(iv) except to the extent required by applicable Laws or otherwise in the ordinary course of business consistent with past practice, (A) any (1) increase in the compensation payable or to become payable to the officers or employees of the Company, (2) payment to any director or officer of the Company of any material bonus, making to any director or officer of the Company of any material profit-sharing or similar payment, or (3) grant to any director or officer of the Company of any rights to receive severance, termination, retention or Tax gross-up compensation or benefits or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; or

(v) any agreement to do any of the foregoing.

(i) Litigation and Liabilities. There are no (A) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the knowledge of the Company, threatened against the Company or (B) except as reflected or reserved against in the audited balance sheet of the Company as of December 31, 2014 (and the notes thereto) and for obligations or liabilities incurred in the ordinary course of business since the date of the Most Recent Balance Sheet, obligations or liabilities of the Company, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances of which the officers of the Company have knowledge that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company, including those relating to matters involving any Environmental Law (as defined in Section 5.1(o) below), except in the case of clause (B) those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Company is not a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity.

(j) Employee Benefits.

(i) All benefit and compensation plans, contracts, programs, practices, agreements, policies, arrangements or other obligations covering current or former employees of the Company (the “Employees”) and current or former directors or consultants (who are natural persons) of the Company, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or contributed to by the Company, or to which the Company is obligated to contribute, or with respect to which the Company or any of its ERISA Affiliates (as defined below) has any liability, direct or indirect, contingent or otherwise, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, (“ERISA”), employment, consulting, retirement, vacation, deferred compensation, severance, termination, change in control, restricted stock, stock unit, phantom stock, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other benefit or remuneration plans, contracts, programs, practices, policies or arrangements and including, for the avoidance of doubt, the Stock Plan and any agreements pertaining to the grant of any awards (collectively, the “Benefit Plans”), are accurately listed in Section 5.1(j)(i) of the Company Disclosure Letter. True and complete copies of (A) all Benefit Plans listed on Section 5.1(j)(i) of the Company Disclosure Letter, including, but not limited to, any amendments thereto, trust instruments, insurance contracts or other funding vehicles, (B) a written description of such Benefit Plan if such plan is not set forth in a written document and (C) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Benefit Plan, have been made available to Parent. The term “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company as a single employer within the meaning of Section 414 of the Code.

(ii) (A) Each Benefit Plan (including any related trusts), other than any Benefit Plan sponsored and maintained by TriNet Group, Inc. or its affiliates (“TriNet”) for which the Company has no liability other than the payment of fees to TriNet (any such Benefit Plan, a “TriNet Plan”), has been established, operated and administered in substantial compliance with its terms, ERISA, the Code and other applicable Laws, (B) all contributions or other amounts payable by the Company with respect to each Benefit Plan in respect of current or prior periods have been paid or accrued in accordance with GAAP, (C) there are no pending or, to the Company’s knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto which could reasonably be expected to result in any liability to the Company and (D) to the knowledge of the Company, each TriNet Plan has been established, operated and administered in substantial compliance with its terms, ERISA, the Code and other applicable Laws, except as would not result in any liability to the Company.

(iii) Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) or is entitled to rely upon a favorable opinion issued by the IRS, and to the Company’s knowledge, nothing has occurred that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code. The Company has not engaged in any transaction in connection with which the Company reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(iv) With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, (A) the most recent summary plan description together with any summaries of all material modifications thereto, (B) the most recent opinion or determination letter from the IRS, (C) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto) and (D) the most recently prepared actuarial report (if applicable).

(v) No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company or its ERISA Affiliates of incurring any such liability. “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, and (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(vi) Neither the Company nor any ERISA Affiliate has ever maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any (A) “multiemployer plans” within the meaning of Section 3(37) of ERISA or (B) single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company could incur liability under Section 4063 or 4064 of ERISA. No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company who reside or work outside of the United States.

(vii) There is no pending or, to the knowledge of the Company, threatened, actions, suits, claims, hearings, arbitrations, investigations or other proceedings relating to any Benefit Plan. The Company does not have any obligations to provide retiree or post-employment medical, disability, life insurance or other welfare benefits and, except as required by applicable Law, no Benefit Plan provides such benefits.

(viii) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in substantial compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations and guidance issued by the IRS provided thereunder.

(ix) There has been no amendment to, announcement by the Company relating to, or change in employee participation or coverage under, any Benefit Plan that would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(x) None of the execution or delivery of this Agreement, stockholder adoption or other approval of this Agreement, or the consummation of the Transactions will, either alone or in combination with another event, (A) entitle any Employees, directors, officers or consultants (who are natural persons) of the Company to severance pay or any increase in severance pay, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company or, after the consummation of the Transactions, Parent to merge, amend, terminate or transfer the assets any of the Benefit Plans, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Benefit Plan, (E) otherwise give rise to any liability under any Benefit Plan or (F) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(xi) The Company has no obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a “gross-up”, indemnification, reimbursement or other payment for any excise or additional taxes, interests or penalties incurred pursuant to Section 409A or under Section 4999 of the Code or due to the failure of any payment to such disqualified individual to be deductible under Section 280G of the Code.

(xii) Each Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Company other than ordinary administration expenses typically incurred in a termination event.

(xiii) Notwithstanding any other representation or warranty in this Section 5.1, the representations and warranties contained in this Section 5.1(j), as well as the representations and warranties contained in Section 5.1(b), Section 5.1(h)(iv), Section 5.1(i) and Section 5.1(p), constitute the sole representations and warranties of the Company relating to any Benefit Plan and ERISA.

(k) Compliance with Laws; Licenses; Regulatory Matters.

(i) The business of the Company has not been, and is not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.5 or routine examinations of patent, trademark and copyright applications filed or to be filed with U.S. and foreign patent offices, no investigation or review by any Governmental Entity with respect to the Company is, to the knowledge of the Company, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the knowledge of the Company, no material change is required in the Company’s processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof.

(ii) The Company has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect.

(iii) As to each product that is developed, manufactured, tested, distributed or marketed by the Company (a “Medical Device”) and that is subject to the Federal Food, Drug, and Cosmetic Act (the “FDCA”), or similar Laws (including Council Directive 93/42/EEC, and all related amendments, concerning medical devices and its implementing rules) in any foreign jurisdiction (the FDCA and such similar Laws, collectively, the “Regulatory Laws”), each such Medical Device has been and is being developed, manufactured, tested, distributed or marketed in compliance with all applicable requirements under the Regulatory Laws, including those relating to investigational use, premarket clearance or marketing approval to market a Medical Device, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, and in compliance with the Advanced Medical Technology Association Code of Ethics on Interactions with Healthcare Professionals, except failures in compliance that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect.

(iv) Except as set forth in Section 5.1(k)(iv) of the Company Disclosure Letter:

(A) The Company is, and to the knowledge of the Company its contract manufacturers are with respect to Medical Devices, and for the past six (6) calendar years have been, in compliance with, and each Medical Device regulated as a medical device under the Regulatory Laws in current commercial distribution is, and has been, designed, manufactured, prepared, assembled, packaged, labeled, stored, installed, serviced, and processed in compliance with, the Quality System Regulation set forth in 21 C.F.R. Part 820.

(B) The Company is in compliance with the written procedures, record-keeping and the Federal Food and Drug Administration (the “FDA”) reporting requirements for Medical Device Reporting set forth in 21 C.F.R. Part 803 and Reports of Corrections and Removals set forth in 21 C.F.R. Part 806.

(C) The Company’s facilities and records relating to the Medical Devices were inspected by the FDA through April 11, 2013.

(v) Each Medical Device subject to the Regulatory Laws in current commercial distribution in the United States as an FDA regulated medical device is either a Class I or Class II medical device as defined under 21 U.S.C. § 360c(a)(1)(A), (B) and applicable rules and regulations thereunder and was first marketed under, and is covered by, a premarket notification owned and held exclusively by the Company in compliance with 21 U.S.C. § 360(k) and the applicable rules and regulations thereunder, or is exempt from such premarket notification in accordance with 21 U.S.C. § 360(l) or (m) and applicable rules and regulations thereunder.

(vi) Section 5.1(k)(vi) of the Company Disclosure Letter sets forth a list of all registrations, clearances and approvals issued under the FDCA (collectively, the “FDCA Permits”) and held exclusively by the Company. Such listed FDCA Permits constitute the only FDCA Permits required for the Company to conduct its business in the United States as presently conducted or as proposed by the Company to be conducted. Each such FDCA Permit is in full force and effect and no suspension, revocation, cancellation or withdrawal of any such FDCA Permit is threatened and there is no reasonable basis for the Company to believe that any such FDCA Permit will not be renewable upon expiration or will be suspended, revoked, cancelled or withdrawn. Each such FDCA Permit will continue in full force and effect in the United States through the Closing.

(vii) Since January 1, 2012, no Medical Device has been recalled, withdrawn, suspended, seized or discontinued (other than for commercial or other business reasons) by the Company in the United States or outside the United States (whether voluntarily or otherwise) and as of the date hereof, none of such actions are under consideration by senior management of the Company with respect to any Medical Device. As of the Closing Date, (A) to the knowledge of the Company, no Medical Device will be the subject of any recall, withdrawal, suspension, seizure or discontinuance (other than for commercial or other business reasons) by the Company in the United States or outside the United States (whether voluntarily or otherwise), where such recall, withdrawal, suspension, seizure or discontinuance would have a Material Adverse Effect and (B) none of the actions described in, and that would have the effect described in, the immediately preceding clause (A) will be under consideration by senior management of the Company with respect to any Medical Device. To the knowledge of the Company, there is no action, suit, claim, hearing, arbitration, investigation or other proceeding against the Company or any licensee of any Medical Devices (whether completed or pending) in the United States or outside of the United States seeking the recall, withdrawal, suspension, seizure or discontinuance of any Medical Device, which is reasonably likely to have a Material Adverse Effect.

(viii) As to each Medical Device for which a premarket approval application, premarket notification, investigational device exemption or similar state or foreign regulatory application has been approved, the Company is in compliance with 21 U.S.C. § 360, § 360(e) and § 360(j) and 21 C.F.R. Parts 807, 812 and 814, respectively, and all other similar Regulatory Laws and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance which is not reasonably likely to have a Material Adverse Effect. In addition, the Company is in compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 807, Medical Device Reporting requirements set forth in 21 C.F.R. Part 803 and all other similar Regulatory Laws, except for any such failure or failures to be in compliance which is not reasonably likely to have a Material Adverse Effect.

(ix) No article of any Medical Device manufactured for or distributed by the Company is (A) adulterated within the meaning of 21 U.S.C. § 351 (or other similar Regulatory Laws), (B) misbranded within the meaning of 21 U.S.C. § 352 (or other similar Regulatory Laws) or (C) a product that is in violation of 21 U.S.C. § 360 or § 360(e) (or other similar Regulatory Laws), except for any such failure or failures to be in compliance with the foregoing that is not reasonably likely to have a Material Adverse Effect.

(x) The Company has not conducted any clinical studies in the United States or sponsored the conduct of any clinical research in the United States.

(xi) Neither the Company nor, to the knowledge of the Company, any officer, Employee or agent of the Company, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy under any other similar Regulatory Law.

(xii) Neither the Company nor, to the knowledge of the Company, any officer, Employee or agent of the Company, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any other similar Regulatory Law or authorized by Section 306 of the FDCA (21 U.S.C. § 335a(b)) or any other similar Regulatory Law. Neither the Company nor, to the knowledge of the Company, any officer, Employee or agent of the Company, has been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the federal health care programs under Section 1128 or Section 1877 of the Social Security Act of 1935 (the “Social Security Act”) or any similar Regulatory Law. Neither the Company nor, to the knowledge of the Company, any officer, Employee or agent of Parent has engaged in any conduct that could subject such Person or entity to a civil money penalty or criminal penalty under Sections 1128A or 1128B of the Social Security Act or any similar Regulatory Law.

(xiii) Since January 1, 2012, the Company has not received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action to (A) withdraw its approval or request the recall of any Medical Device, (B) enjoin production of any Medical Device or (C) enjoin the production of any medical devices produced at any facility where any Medical Device is manufactured, tested or packaged.

(xiv) No vigilance reports or medical device reports with respect to the Medical Devices have been reported by Company and, to the knowledge of the Company, no vigilance report or medical device report is under investigation by any Governmental Entity with respect to any Medical Device. The Company is in compliance in all material respects with all certifications currently held by the Company governing quality systems and manufacturing processes.

(xv) Without limiting this Section 5.1(k), the Company and its operations (including operations carried out by third parties on behalf of Company) are and have been conducted in material compliance with all applicable Laws enforced by the United States Department of Health and Human Services and its constituent agencies, including the Centers for Medicare & Medicaid Services and the Office of Inspector General, and all applicable Laws enforced by the United States Department of Justice (the “DOJ”), including, in each case with respect to all applicable similar Regulatory Laws, the following: all applicable fraud and abuse and transparency laws such as those included in the Social Security Act (e.g., the Anti-Kickback Statute; the Physician Payment Sunshine Act), the federal False Claims Act, the federal False Statements Act, the federal Program Fraud Civil Penalties Act, the Civil Monetary Penalties statute, the physician self-referral provisions of the Stark Law, and the implementing regulations of each such Law.

(xvi) The Company has provided in Section 5.1(k)(xvi) of the Company Disclosure Letter a complete list of physicians and healthcare professionals that are known to the Company to have a contractual or other financial relationship (including any ownership interests) with the Company.

(xvii) Neither the Company nor, to the knowledge of the Company, any officer, director, Employee, or, with respect work performed for the Company, contractor or agent of the Company is, or is in anticipation of being (based on a conviction by the courts or a finding of fault by a regulatory authority): (A) debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 335a); (B) disqualified from participating in clinical trials pursuant to 21 C.F.R. § 312.70 or § 812.119; (C) disqualified as a testing facility under 21 C.F.R. Part 58, Subpart K; (D) excluded, debarred or suspended from or otherwise ineligible to participate in a “Federal Health Care Program” as defined in 42 U.S.C. 1320a-7b(f) or any other governmental payment, procurement or non-procurement program; or (E) included on the Department of Health and Human Services, Office of Inspector General (the “HHS-OIG”) List of Excluded Individuals/Entities, the General Services Administration’s List of Parties Excluded from Federal Programs, or the FDA Debarment List. To the knowledge of the Company, none of the Company’s officers, directors, Employees, contractors, or agents have engaged in any activity with respect to work performed for the Company that could reasonably be expected to lead to any of the results described in this paragraph.

(xviii) To the knowledge of the Company, the Company is not and has not been the subject of any enforcement action or investigation by any Governmental Entity. Neither the Company nor, to the knowledge of the Company, any of the Company’s contractors has been or is the subject of any enforcement action by the FDA, HHS-OIG, DOJ, or any other applicable Governmental Entity with authority over the Company or the Medical Devices. The Company has not received from any Governmental Entity any inspection reports, notices of adverse findings, warning letters, untitled letters, suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, court order or target or no-target letter or other correspondence concerning the Company or the Medical Devices in which any Governmental Entity asserted that the Medical Devices or the Company’s operations or business is in material noncompliance with applicable Laws.

(xix) Neither the Company nor, to the knowledge of the Company, any of its officers, directors, Employees, contractors or agents has directly or indirectly offered, paid or accepted any remuneration or other thing of value that is prohibited by applicable Law, including under the United States Foreign Corrupt Practices Act of 1977. Neither the Company nor, to the knowledge of the Company, any of its Representatives has directly or indirectly made or agreed to make any contribution, gift, bribe, rebate, payoff, influence payment, kickback or similar payment to any Person in violation of applicable Law, including (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, (C) to obtain special concessions or pay for special concessions already obtained, or (D) in connection with the approval or regulatory status of the Medical Devices or the facilities in which the Medical Devices are manufactured, packaged or stored, or from which Medical Devices are initially distributed, in each of clauses (A), (B), (C) or (D), in violation of applicable Law.

(xx) To the knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, suit, claim, action, proceeding or imposition of any penalties against or affecting the Company relating to or arising under (x) the FDCA or (y) the Social Security Act or regulations of the HHS-OIG, in each case that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(l) Material Contracts.

(i) Except for this Agreement, as of the date hereof, the Company is not a party to or bound by:

(A) any Contract involving the payment or receipt of royalties or other amounts of more than $500,000 in the aggregate in any twelve (12)-month period calculated based upon the revenues or income of the Company or income or revenues related to any product of the Company;

(B) any Contract with any equity holder of the Company other than ordinary course employment arrangements and stock option agreements;

(C) any Contract containing any standstill or similar agreement pursuant to which the Company has agreed not to acquire assets or securities of another Person or any of its Affiliates;

(D) any Contract that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other Transactions;

(E) any Contract providing for indemnification by the Company of any Person, except for non-material Contracts entered into in the ordinary course of business;

(F) any Contract that was not, to the knowledge of the Company, negotiated and entered into on an arm’s length basis;

(G) any non-competition Contract or other Contract that (1) purports to limit in any material respect either the type of business in which the Company (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (2) could, by its terms, require the disposition of any material assets or line of business of the Company or, after the Effective Time, Parent or its Subsidiaries, (3) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company or (4) prohibits or limits the right of the Company to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(H) any Contract that contains a put, call or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $500,000;

(I) any joint venture Contract, partnership arrangements or other Contracts involving a sharing with any third party of profits, losses, costs or liabilities by the Company; or

(J) any Contract involving payments by the Company in excess of $500,000 in the aggregate in any twelve (12)-month period (1) relating to research or development, clinical studies to gather safety and effectiveness data about a Medical Device to support a premarket application or premarket notification, (2) relating to the sale, distribution, supply, licensing, co-promotion, marketing or manufacturing of any Medical Device, or (3) with any distributor of any Medical Device, except in each case for any such Contract that is entered into in the ordinary course of business.

Each such Contract described in clauses (A) through (J) is referred to herein as a “Material Contract.”

(ii) Each of the Material Contracts is valid and binding on the Company and, to the knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be likely, individually or in the aggregate, to be material. There is no default under any such Contracts by the Company and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company, in each case except as would not, individually or in the aggregate, be reasonably likely to be material.

(m) Real Property.

(i) The Company does not own any real property.

(ii) With respect to the real property leased or subleased to the Company (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and the Company is not in breach of or default under such lease or sublease, and, to the knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the Merger or the other Transactions, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that is not, or is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Company has made available to Parent a complete and correct copy of all leases pertaining to the Leased Real Property, each as amended to the date hereof, and each as so delivered is in full force and effect.

(n) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, the Shares, the Merger or the other Transactions.

(o) Environmental Matters.

(i) Except as disclosed in the Financial Statements: (i) the Company has complied at all times in all material respects during the past three years with all applicable Environmental Laws and is currently in material compliance with all applicable Environmental Laws; (ii) no property currently owned, leased or operated by the Company (including soils, groundwater, surface water, buildings or other structures) is contaminated in any material respect with any Hazardous Substance (as defined below); (iii) no property formerly owned, leased or operated by the Company was contaminated in any material respect with any Hazardous Substance during such period of ownership, lease or operation; (iv) to the Company’s knowledge, the Company is not subject to material liability for any Hazardous Substance disposal or contamination on any third party property; (v) to the Company’s knowledge, the Company has not been associated with any material release or threat of material release of any Hazardous Substance; (vi) the Company has not received during the past three years any written notice, demand, letter, claim or request for information alleging that the Company is in violation of, or subject to liability under, any Environmental Law; (vii) the Company is not subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (viii) the Company has made available to Parent copies of all material environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to the Company or its current and former properties or operations; and (ix) the Company possesses all material permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the business as presently conducted.

(ii) Notwithstanding any other representation or warranty in this Section 5.1, the representations and warranties contained in this Section 5.1(o) constitute the sole representations and warranties of the Company relating to any Environmental Law.

As used herein, the term “Environmental Law” means any Law relating to: (x) the protection, investigation or restoration of the environment, health, safety, or natural resources, (y) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (z) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Hazardous Substance” means (x) any substance that is listed, classified or regulated due to a potential for harm pursuant to any Environmental Law and (y) any other substance which is the subject of regulatory action by any Governmental Entity in connection with any Environmental Law, including petroleum compounds, asbestos-containing material, mold and lead-containing paint or plumbing.

(p) Taxes. Except as disclosed on Section 5.1(p) of the Company Disclosure Letter:

(i) The Company has (A) prepared in good faith and duly and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by the Company with the appropriate taxing authority and all such filed Tax Returns are complete and accurate in all material respects; (B) duly and timely paid all Taxes that are required to be paid by the Company; (C) withheld and timely paid to the appropriate taxing authorities proper and accurate amounts for all periods in compliance with all Tax withholding provisions; and (D) complied with all required information reporting (and related withholding) and record retention requirements.

(ii) The Company has made available to Parent true and complete copies of (A) all income and other material Tax Returns filed by the Company in the last six (6) years, and (B) all private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.

(iii) No material issues that have been raised in writing by the relevant taxing authority in connection with any examination of the Tax Returns referred to in clause (i) above are currently pending, the Company has not received written notice that any such Tax Return is currently being examined by any taxing authority, nor has the Company received any written notice from a taxing authority that it intends to conduct such examinations, and all deficiencies asserted or assessments made, if any, as a result of any such examinations have been paid in full, settled or withdrawn. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company for which the Company has received notice thereof with regard to any of the assets of the Company.

(iv) The Company is not a party to any Contract providing for allocation, sharing or indemnification with respect to Taxes with a Person other than the Company.

(v) No claim has been made by a Governmental Entity against the Company in a jurisdiction where the Company does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(vi) The Company is not, and during the past five years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(vii) The Company (A) has not engaged in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b), (B) has never been a member of any consolidated, combined, unitary or similar Tax group other than a group of which the Company is a common parent, (C) has no transferee or successor liability for the unpaid Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by contract, or otherwise, (D) has not granted any extension for the assessment or collection of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which Taxes have not since been paid, (E) does not have, and has never had, a permanent establishment in any country other than its country of organization, or (F) has not granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(viii) The Company will not be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Law), or any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.

(ix) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(x) The Company has not extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Taxes.

As used in this Agreement, (x) the term “Tax” includes all federal, state, local and foreign income, license, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, social security (or similar), unemployment, disability, use, real property, personal property, transfer, registration, withholding, excise, medical device excise, production, value added, occupancy, alternative or add-on minimum, estimated and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person, and (y) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns, including any attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

(q) Labor Matters.

(i) As of the date of hereof, (A) the Company is not a party to any collective bargaining agreement or other agreement with a labor union or like organization, (B) to the knowledge of the Company, there are no activities or proceedings of any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, (C) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute, question regarding representation or union organizing activity or any similar activity pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company, (D) no employees of the Company are represented by any labor union or works council, (E) there is no unfair labor practice charge against the Company pending before the National Labor Relations Board or any comparable labor relations authority, and (F) there is no pending or, to the knowledge of the Company, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any Employees of the Company.

(ii) The Company is in substantial compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, including proper classification of independent contractors or employees, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, wages and hours.

(iii) There are no actions, suits, claims, hearings, arbitrations or other proceedings pending or, to the knowledge of the Company, threatened against the Company and, to the knowledge of the Company, there are no investigations pending or threatened against the Company, in each case in any forum by or on behalf of any Employee of the Company, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company in connection with the employment relationship.

(iv) The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act of 1998 and the regulations promulgated thereunder (“WARN”) or any similar state or local Law as a result of any actions taken by the Company immediately prior to the Effective Time that remains unsatisfied.

(r) Intellectual Property.

(i) Section 5.1(r)(i) of the Company Disclosure Letter sets forth a true, correct, and complete list of all U.S. and foreign (A) Patents (as defined below), (B) Trademarks (as defined below) that are registered or for which an application for registration is pending, and (C) Copyrights (as defined below) that are registered or for which an application for registration is pending, in each case that is wholly owned by the Company or as noted in Section 5.1(r)(i) of the Company Disclosure Letter is owned in part or exclusively licensed to, the Company, in each case listing, as applicable: (w) the name of the applicant/registrant and current owner; (x) the jurisdiction where the application/registration is located (or, for internet domain names, the applicable registrar); (y) the application or registration number; and (z) the filing date, issuance/registration/grant date and expiration date. The Company is the record owner or exclusive licensee of all Intellectual Property required to be scheduled in Section 5.1(r)(i) of the Company Disclosure Letter.

(ii) The Company has sufficient rights to use all Intellectual Property used in its business as presently conducted, all of which rights shall survive the consummation of the Transactions unchanged. The Intellectual Property owned by the Company is subsisting and, to the knowledge of the Company, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s use of, or its rights to, such Intellectual Property.

(iii) Except as disclosed in Section 5.1(r)(iii) of the Company Disclosure Letter, to the knowledge of the Company, (A) neither the Company nor the operation of its business infringes, dilutes, misappropriates or otherwise violates the Intellectual Property of any other Person and (B) no actions, suits, claims, hearings, arbitrations, investigations or other proceedings are pending or threatened, and no third party is asserting or threatening to assert, a claim of such infringement, dilution, misappropriation or violation against the Company. Except as disclosed in Section 5.1(r)(iii) of the Company Disclosure Letter, to the knowledge of the Company, no third party is infringing, diluting, misappropriating, or otherwise violating any Intellectual Property owned by or exclusively licensed to the Company in any material respect, and the Company has not asserted or threatened to assert a claim of such infringement, dilution, misappropriation or violation against any third party.

(iv) The Company has taken commercially reasonable measures to maintain and preserve all of its Intellectual Property and to protect and preserve the confidentiality and value of all Trade Secrets (as defined below) that are owned, used or held by the Company, and to the knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(v) All current and former employees of, and all consultants and independent contractors to, the Company who have contributed in any material respect to the creation or development of any Intellectual Property owned by the Company have executed and delivered to the Company, as applicable, an agreement regarding the assignment to the Company of any Intellectual Property rights arising from services performed for the Company by such Persons. All Employees of, and all consultants and independent contractors to, the Company, and all other Persons with access to the Company’s Trade Secrets, are parties to written agreements under which each is obligated to maintain the confidentiality of such Trade Secrets and not to use such Trade Secrets except as authorized by the Company. To the knowledge of the Company, none of such Employees, consultants, contractors or other Persons is in violation in any material respect of such invention or confidentiality agreements. To the knowledge of the Company, no Employee, stockholder, consultant, contractor, or independent contractor of the Company owns or claims any rights in (nor has any of them made application for) any Intellectual Property owned by the Company or used in its business as presently conducted.

(vi) Except as disclosed in Section 5.1(r)(vi) of the Company Disclosure Letter, (A) the Company has not granted any licenses, other rights, covenants not to sue or any similar forbearance to any third party with respect to the practice or use of any Intellectual Property that is material to the Company’s business and (B) the Company has not been granted any licenses (other than with respect to “off-the-shelf,” commercially-available software), other rights, covenants not to sue or any similar forbearance from any third party with respect to the practice or use of any Intellectual Property that is material to the Company’s business.

(vii) The IT Assets (as defined in Section 5.1(r)(viii) below) owned, used or held for use by the Company operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business. To the knowledge of the Company, no Person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices.

(viii) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all (A) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (“Trademarks”); (B) all issued and pending utility and design patents, pending patent applications, provisional patent applications and similar instruments (including any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, inventors’ certificates, or the like) (“Patents”); (C) all confidential information, trade secrets and know-how, including inventions and discoveries, whether patentable or not, product specifications, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists ( “Trade Secrets”); (D) all published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (E) all disclosures, notebooks, drawings and other documents and files related to inventions (whether or not included in a Patent filing); and (F) all other intellectual property or proprietary rights (in each case whether or not subject to statutory registration or protection).

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

(s) No Trade Loading; Inventory.

(i) Since December 31, 2014, none of the Company or, to the knowledge of the Company, its Employees or sales representatives have engaged in (A) any trade loading practices or any other promotional sales or discount activity or other practice with the intent and effect of accelerating sales to the trade or otherwise that would otherwise be expected (in the ordinary course of business) to occur in later periods, (B) any practice with the intent and effect of accelerating collections of receivables that would otherwise be expected (in the ordinary course of business) to be in later periods, (C) any practice with the intent and effect of postponing payments by the Company that would otherwise be expected (in the ordinary course of business) to be made in earlier periods, or (D) any promotional sales, discount activity, deferred revenue activity or inventory overstocking or understocking activity, in each case in this clause (D) in a manner outside the ordinary course of business.

(ii) Since December 31, 2014, the Company has not sold, transferred or otherwise moved any raw materials, packaging materials, Medical Devices or components thereof or other supplies related thereto, in each case related to the Company’s business, while and to the extent under the ownership of the Company, whether located at any premises of the Company or elsewhere (collectively, “Inventory”), from the Company or such other location, other than in the ordinary course of business.

(t) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company (“Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with only such exceptions that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

(u) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other Transactions except that the Company has employed Piper Jaffray & Co. as its financial advisor. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Piper Jaffray & Co. is entitled to any fees and expenses in connection with any of the Transactions.

5.2. Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other Transactions. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws of Parent and Merger Sub, each as in effect on the date of this Agreement.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the approval and adoption of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations.

(i) Other than (A) the filing of the Certificate of Merger pursuant to Section 1.3 and (B) the filing of a notification and report form pursuant to the HSR Act (clauses (A) and (B), collectively, the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other Transactions will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened, against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

(e) Available Funds. Parent and Merger Sub (i) have available to them, or as of the Effective Time will have available to them, all funds necessary for the payment to the Payments Administrator of the Merger Consideration, the payment to the Escrow Agent of the Reserve Amounts and the payment to the Holder Representative of the Holder Representative Expense Amount and to otherwise satisfy all of their other obligations under this Agreement and (ii) have not incurred any obligation, commitment, restriction or liability of any kind that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions. Immediately after giving effect to the transactions contemplated hereby, neither Parent nor the Surviving Corporation will: (x) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liabilities, including on its existing debts, as they mature); (y) have unreasonably small capital with which to engage in its business; or (z) have incurred debts beyond its ability to pay as they become due. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub or the Surviving Corporation.

(f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other Transactions.

(g) Brokers. Neither Parent nor Merger Sub, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other Transactions except that Parent has employed J.P. Morgan Securities, LLC as its financial advisor.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Except as set forth in Section 6.1 of the Company Disclosure Letter, the Company covenants and agrees that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, such approval not to be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement and except as required by applicable Laws), the Company’s business shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, the Company shall use its reasonable best efforts to preserve its business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, Employees, sales representatives and business associates and keep available the services of the Company’s present Employees and agents. Without limiting the generality of the foregoing, and in furtherance thereof, from the date hereof until the Effective Time, except (A) as otherwise expressly required by this Agreement or applicable Law, (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.1 of the Company Disclosure Letter, the Company shall not:

(i) adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii) merge or consolidate the Company with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $250,000 in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(iv) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee, or encumbrance of, any shares of capital stock of the Company (other than the issuance of shares in respect of the exercise of Company Options outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plan as in effect as of the date of this Agreement), or securities convertible or exchangeable into, exercisable for or with a value measured by reference to any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Lien material to the Company on any assets of the Company having a value in excess of $250,000;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than in the ordinary course of business) in excess of $100,000 in the aggregate;

(vii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company, except for indebtedness that will constitute Funded Debt as of the Closing;

(viii) except as set forth in the capital budgets in Section 6.1(a)(viii) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditure in excess of $250,000 in the aggregate during any twelve (12)-month period;

(ix) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement;

(x) make any changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles;

(xi) settle any actions, suits, claims, hearings, arbitrations, investigations or other proceedings before a Governmental Entity for an amount in excess of $100,000 or any obligation or liability of the Company in excess of such amount;

(xii) other than in the ordinary course of business consistent with past practice, (a) amend, modify or terminate any Material Contract or (b) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $100,000;

(xiii) (A) make, change, or rescind any Tax election, (B) file any amended Tax Return, (C) adopt or change any method or period of Tax accounting, (D) settle or compromise any claim, audit, assessment or dispute relating to Taxes; (E) surrender any claim for a refund of Taxes; (F) enter into any closing agreement relating to Taxes; (G) file any Tax Return that is inconsistent with past practice unless as otherwise required by applicable Law; (H) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); or (I) take any other action related to Taxes which is reasonably likely to result in a material increase in the Tax liability of the Company, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of the Parent or the Surviving Corporation;

(xiv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, licenses, operations, rights, product lines, businesses or interests therein of the Company, except in connection with services provided in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $250,000 in the aggregate, other than pursuant to Contracts in effect prior to the date hereof; provided, that with respect to Intellectual Property, the foregoing shall be limited to granting non-exclusive licenses in the ordinary course of business consistent with past practice with a fair market value under the foregoing threshold;

(xv) assign or grant an exclusive license of any material right in any Intellectual Property of the Company necessary or useful for the manufacture, use, sale, offer for sale or export of any Medical Device or that otherwise enables a third party to compete with the Company with respect to the manufacture or sale of any product that competes with any Medical Device;

(xvi) except as required pursuant to existing written, binding agreements in effect prior to the date hereof, as set forth in Section 5.1(j)(i) of the Company Disclosure Letter, or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director, officer, employees or consultants of the Company, (B) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe, severance, termination pay or other benefits of, pay any bonus to, any current or former director, officer, employee or consultant (who is a natural person) of the Company, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Benefit Plan, (D) become a party to, establish, adopt, commence participation in, amend or terminate any Benefit Plan or any arrangement that would have been a Benefit Plan had it been entered into prior to this Agreement, (E) take any action to accelerate the vesting, lapsing of restrictions or payment in respect of any award or benefit provided pursuant to any Benefit Plan, (F) fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, (G) hire any employee or engage any consultant (who is a natural person), (H) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (I) forgive any loans or issue any loans to any current or former directors, officers, employees or consultants (who are natural persons) of the Company, or (J) terminate the employment of any employee other than for cause;

(xvii) become a party to, establish, adopt, amend or commence participation in any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xviii) take any action or omit to take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(xix) engage in (A) any trade loading practices or any other promotional sales or discount activity or other practice with the intent and effect of accelerating to pre-Closing periods sales to the trade or otherwise that would otherwise be expected (in the ordinary course of business) to occur in post-Closing periods, (B) any practice with the intent and effect of accelerating collections to pre-Closing periods receivables that would otherwise be expected (in the ordinary course of business) to be in post-Closing periods, (C) any practice with the intent and effect of postponing to post-Closing payments by the Company that would otherwise be expected (in the ordinary course of business) to be made in pre-Closing periods, or (D) any promotional sales, discount activity, deferred revenue activity or inventory overstocking or understocking activity, in each case in this clause (D) in a manner outside the ordinary course of business;

(xx) sell, transfer or otherwise move any Inventory from the Company other than in the ordinary course of business or hold, or take any action to facilitate or permit its distributors to hold, more than ninety (90) days of Inventory at any time at or prior to the Closing other than in the ordinary course of business;

(xxi) form a Subsidiary; or

(xxii) agree, authorize or commit to do any of the foregoing.

(b) Prior to making any written or oral communications to the officers, employees or consultants of the Company pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(c) The Company shall (i) consult with Parent in connection with any proposed meeting with the FDA or any other Governmental Entity relating to any Medical Device, (ii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, any material filing proposed to be made by or on behalf of the Company, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA or any other Governmental Entity by or on behalf of the Company, (iii) keep Parent promptly informed of (A) any material communication (written or oral) with or from the FDA or any other Governmental Entity and (B) any material communications (written or oral) received from any Person relating to the Intellectual Property of the Company, (iv) promptly inform Parent and provide Parent or Merger Sub with a reasonable opportunity (but no more than three (3) business days) to comment, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, promotional or marketing materials or activities relating to any Medical Device, and (v) cooperate with, and provide reasonable access to, Parent’s representative for purposes of reviewing and assessing the Company’s compliance with any and all relevant Laws, compliance programs, and procedures, and give due consideration to any resulting recommendations provided by Parent’s representative.

(d) The Company shall use reasonable best efforts through the Closing Date to obtain any and all agreements, in duly executed form, necessary to effect the assignment to the Company of any Intellectual Property rights arising from services performed for the Company by all Employees of, and all consultants and independent contractors to, the Company who have contributed in any material respect to the creation or development of any Intellectual Property owned by the Company.

(e) Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, finances and employees.

(f) Parent shall not knowingly take or permit any action that is reasonably likely to prevent the consummation of the Merger.

6.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, it shall not, and that none of its directors, officers, Employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, Employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) shall, directly or indirectly:

(i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined in Section 6.2(c) below);

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal (provided that the Company and its Representatives may ascertain facts from the Person making such Acquisition Proposal about such Person and its Representatives for the purpose of the Company Board or any committee thereof informing itself about such Acquisition Proposal and the Person that made it).

(b) Notwithstanding anything in Section 6.2(a) to the contrary, prior to the time, but not after, the Requisite Stockholder Approval is obtained, the Company may (i) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.2 if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party in the aggregate than those contained in the Confidentiality Agreement (as defined in Section 10.7 below) (it being understood that such confidentiality agreement need not include a standstill or prohibit the making, or amendment, of an Acquisition Proposal) and promptly thereafter discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent; (ii) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (iii) after having complied with Section 6.2(d), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (i), (ii) or (iii) above, the Company Board or any committee thereof determines in good faith after consultation with its outside legal counsel that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Laws, (y) in each such case referred to in clause (i) or (ii) above, the Company Board or any committee thereof has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal (as defined in Section 6.2(c) below) or is reasonably likely to result in a Superior Proposal, and (z) in the case referred to in clause (iii) above, the Company Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(c) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (x) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and (y) any acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power or of any class of equity securities of the Company or 25% or more of the consolidated total assets of the Company, in each case other than the Merger and the Transactions and excluding any transactions by or among existing affiliated stockholders of the Company executed pursuant to arrangements in effect as of the date of this Agreement or for trust and estate planning purposes.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal that would result in any Person becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the Company Board or any committee thereof has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by, and pursuant to, Section 6.2(d) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

(d) No Change in Recommendation or Alternative Acquisition Agreement. The Company Board and each committee of the Company Board shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by, and after compliance with, Section 8.3 hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.2(b), prior to the time, but not after, the Requisite Stockholder Approval is obtained, the Company Board or any committee thereof may withhold, withdraw, qualify or modify the Company Recommendation in connection with a Superior Proposal or may approve, recommend or otherwise declare advisable any Acquisition Proposal made after the date of this Agreement in compliance with this Section 6.2 that the Company Board or any committee thereof determines in good faith is a Superior Proposal (a “Change of Recommendation”) if the Company Board or any committee thereof determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary obligations under applicable Laws. In determining whether to make a Change of Recommendation in response to a Superior Proposal or otherwise, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(b) and Section 6.2(e).

(e) Existing Discussions. The Company agrees that it will immediately (i) cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and (ii) suspend any existing activities with respect to an initial public offering of the Company’s equity securities. The Company agrees that it will take the necessary steps to promptly after announcement of this Agreement inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2. The Company also agrees that it will promptly after announcement of this Agreement request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an existing Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company.

(f) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Recommendation, Parent, shall have the right to terminate this Agreement as set forth in Section 8.5(b).

(g) Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material financial terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and material financial terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.3. Requisite Stockholder Approval. In accordance with applicable Laws, including Section 228, Section 251(c) and Section 262 of the DGCL, and the Company’s certificate of incorporation and bylaws, immediately following the execution of this Agreement, the Company shall seek and shall use its reasonable best efforts to obtain as promptly or practicable, and in any event, within the twelve (12) hours following the execution and delivery of this Agreement by the parties hereto (the “Stockholder Consent Delivery Period”), a written consent in the form attached to this Agreement as Exhibit 3 from stockholders of the Company holding the number of Shares sufficient to satisfy the Requisite Stockholder Approval in lieu of a meeting pursuant to Section 228 of the DGCL (such written consent, as duly executed and delivered by such holders, the “Stockholder Written Consent”) for the purposes of adopting this Agreement and approving the Merger and acknowledging that the adoption and approvals are irrevocable and result in the waiver of any right of such stockholders to demand appraisal in connection with the Merger pursuant to Section 262 of the DGCL. As promptly as practicable and, in any event, prior to the expiration of the Stockholder Consent Delivery Period, if the Stockholder Written Consent is duly executed and delivered to the Company, the Company shall deliver to Parent a copy thereof (including by facsimile or other electronic image scan transmission), certified as correct and complete by an executive officer of the Company.

6.4. Information Statement; Stockholders Meeting.

(a) Information Statement. As soon as reasonably practicable, and in any event no later than ten (10) calendar days following the date on which the Requisite Stockholder Approval is obtained by the due execution and delivery of the Stockholder Written Consent, the Company shall prepare, subject to the prompt review, comment and approval of Parent, and deliver to its stockholders an information statement related to the Stockholder Written Consent and the Merger consistent with the applicable provisions of the DGCL and its certificate of incorporation (including any amendments or supplements thereto, the “Information Statement”). The Information Statement shall contain the notices of action by written consent required by Section 228(e) of the DGCL and of availability of appraisal rights and related disclosure required by Section 262 of the DGCL.

(b) Stockholders Meeting. In the event that the Stockholder Written Consent is not obtained and Parent has not terminated this Agreement pursuant to Section 8.4(a), then as soon as reasonably practicable following the expiration of the Stockholder Consent Delivery Period, the Company shall take, in accordance with applicable Laws and its certificate of incorporation and bylaws, all reasonable action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (the “Stockholders Meeting”) and shall use its best efforts to obtain the Requisite Stockholder Approval at the Stockholders Meeting, subject to Section 6.2.

6.5. Cooperation; Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions; provided, however, that nothing in this Agreement shall require, or be construed to require, Parent, the Company or any of their respective Affiliates to take any other action under this Section 6.5 if the DOJ, the United States Federal Trade Commission or any other Governmental Entity authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger; and provided, further, that Parent shall pay all required filing fees in connection with any such filings that must be made by the parties under the HSR Act. Subject to applicable Laws relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable, each shall consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent, any of its Subsidiaries or the Company, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other Transactions. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. The Company and Parent shall each request early termination of the waiting period with respect to the Merger under the HSR Act.

(b) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Information Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other Transactions.

(c) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent, any of its Subsidiaries or the Company, as the case may be, from any third party and/or any Governmental Entity with respect to the Merger and the other Transactions. Each of the Company and Parent shall give prompt notice to the other party of any change, fact or condition that is reasonably likely to result in a Material Adverse Effect or of any failure of any condition to the Company’s or Parent’s obligations to effect the Merger. Neither the Company nor Parent shall permit any of its officers or any other Representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Merger and the other Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d) Limitations on Actions. Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree and acknowledge that neither this Section 6.5 nor the “reasonable best efforts” standard shall require, or be construed to require, other than as set forth in the proviso below, Parent, any of its Subsidiaries or the Company or any of their respective Affiliates to (A)(1) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (2) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), or (B) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), except, in each case as is not, individually or in the aggregate, reasonably likely to have a material adverse effect on the projected revenues of the Company in any year from and after the Closing; provided, however, that Parent can compel the Company to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time.

(e) Inventory. The Company shall, upon receiving reasonable advance notice from Parent, purchase all such Inventory as Parent shall reasonably request (the reasonableness of Parent’s request to be determined in respect of Parent’s post-Closing Inventory requirements) prior to the Closing; provided, however, that Parent shall reimburse the Company for all out-of-pocket fees and expenses incurred by the Company in connection with ordering such Inventory.

6.6. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its Employees, properties, assets, books, contracts, Tax Returns and records and, during such period, the Company shall furnish promptly to Parent all information concerning its business, properties, finances, operations, assets, litigation matters, environmental compliance, cash-flow reports and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein or the conditions to the obligations of the parties hereto under this Agreement; and provided, further, that the foregoing shall not require the Company to (a) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company (after consultation with its outside legal counsel) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (b) disclose any privileged information of the Company. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement and the Common Interest Agreement (as defined in Section 10.7 below), as applicable.

6.7. Publicity. The initial press release regarding the Merger shall be a press release issued by Parent. Thereafter, each of the Company and Parent shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except in any case in which the management of any such party hereto shall have determined in good faith (after consultation with its outside legal counsel) that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Entity.

6.8. Employee Benefits.

(a) Parent agrees that, during the period commencing at the Effective Time and continuing through the end of the calendar year in which the Closing occurs, the Employees of the Company will continue to be provided “employee welfare benefits” (within the meaning of Section 3(1) of ERISA) and “employee pension benefits” (within the meaning of Section 3(2) of ERISA) (excluding in each case, equity awards and long-term incentive compensation) that are no less favorable in the aggregate than the employee welfare benefits and employee pension benefits that are generally made available to similarly situated employees of Parent or its Subsidiaries (other than the Company). Parent will use reasonable best efforts to cause any employee benefit plans of Parent (“Parent Plans”) which the Employees of the Company are entitled to participate in to (1) take into account for purposes of eligibility, vesting and benefit accrual thereunder, except for benefit accrual under defined benefit pension plans or frozen plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits, service by Employees of the Company as if such service were with Parent, to the same extent such service was credited under a comparable Benefit Plan and (2) with respect to the Benefit Plan plan year in which the Closing occurs, cause any deductible, coinsurance and out-of-pocket expenses incurred by any Employee and his or her covered dependents under a comparable Benefit Plan during the portion of such plan year ending on the date such Employee’s participation in the corresponding Parent Plan begins to be taken into account under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the Employee and his or her covered dependents for that plan year as if such amounts had been paid in connection with such Parent Plan. Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employee benefit obligations to current and former Employees, in each case to the extent set forth on Section 6.8(a) of the Company Disclosure Letter, all employee severance plans (or policies) in existence on the date hereof and all employment or severance agreements entered into by the Company or adopted by the Company Board prior to the date hereof.

(b) Subject to the obligations set forth in Section 6.8(a) above, immediately prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended its employee benefit plans and arrangements to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) cause the Company’s 401(k) Plan to be terminated, contingent on the occurrence of the Closing, effective the business day preceding the day on which the Effective Time occurs. In the event that Parent requests that the Company’s 401(k) Plan be terminated, the Company shall provide Parent with evidence that the Company’s 401(k) Plan will be terminated, as set forth above, pursuant to resolution of the Company Board (the form and substance of which shall be subject to review and approval by Parent at least three (3) business days prior to the Effective Time) not later than the day immediately preceding the Effective Time.

(c) (i) At least five (5) business days prior to the Closing Date, the Company shall submit for approval by its stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”), (ii) at least seven (7) business days prior to the Closing Date, the right to any Parachute Payment shall have been irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and (iii) the Company shall have delivered to Parent true and complete copies of all disclosures and documents that comprise the stockholder approval of each Parachute Payment in sufficient time to allow Parent to comment thereon but no less than five (5) business days prior to the 280G Stockholder Vote, and shall reflect all reasonable comments of Parent thereon. To the extent any disqualified individual fails to waive any Parachute Payments or the Company fails to perform a proper 280G Stockholder Vote with respect to any disqualified individual, then the value of any otherwise available U.S. federal Tax deduction associated with Parachute Payments made by Parent, the Surviving Corporation or any of their affiliates on or following the Closing Date and lost pursuant to Section 280G of the Code shall be treated as Transaction Expenses.

(d) The Company agrees to cause each of its officers and directors to repay any outstanding loans or notes to the Company prior to or at the Effective Time.

(e) The Company will be responsible for fulfilling all obligations under WARN and any similar state or local Law that are triggered prior to the Effective Time, and Parent will be responsible for fulfilling all obligations under WARN and any similar state or local Law that are triggered from and after the Effective Time. In furtherance of the foregoing, if requested by Parent in writing, the Company will provide Parent with a list of each Employee whose employment has terminated within the 90 days preceding the Closing Date, including whether such termination was voluntary or involuntary, and if involuntary, whether with or without cause.

(f) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan (other than Section 6.8(b)), (ii) create any third-party beneficiary rights in any employee of the Company, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any continuing employee by Parent, the Surviving Corporation or any of their affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their affiliates may maintain or (iii) prevent Parent, the Surviving Corporation or any of their affiliates from (A) amending or terminating any particular benefit plan in accordance with its terms or (B) terminating the employment of any particular employee.

6.9. Director and Officer Indemnification; D&O Insurance.

(a) Director and Officer Indemnification.

(i) Company Indemnified Parties. From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company when acting in such capacity, determined as of the Effective Time (the “Company Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any civil, criminal or administrative action, suit, claim, investigation or other proceeding (other than any such proceeding brought by or on behalf of, or otherwise involving as a plaintiff or a claimant, a Holder or Holders) arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its certificate of incorporation or by-laws in effect on the date hereof to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether a director’s or officer’s conduct complies with the standards set forth under Delaware law and the Company’s certificate of incorporation and bylaws shall be made by independent counsel selected by the Surviving Corporation. The Company Indemnified Parties shall use commercially reasonable efforts to seek full recovery under D&O Insurance and any other applicable insurance policies covering any Loss by exhausting any available remedies against insurers to the same extent as they would if such Loss were not subject to indemnification hereunder or under the Company’s or the Surviving Corporation’s certificate of incorporation or bylaws. In the event that an insurance or other recovery is made by any Company Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of any reasonable costs in connection with such recovery) shall be promptly delivered to the indemnifying party.

(ii) Indemnification Procedures. Any Company Indemnified Party wishing to claim indemnification under this Section 6.9(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Company Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (A) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Company Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Company Indemnified Parties, the Company Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this Section 6.9(a)(ii) to pay for only one firm of counsel for all Company Indemnified Parties in any jurisdiction unless the use of one counsel for such Company Indemnified Parties would present such counsel with a conflict of interest, provided, that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (B) the Company Indemnified Parties will cooperate in the defense of any such matter; and (C) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Company Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. If such indemnity is not available with respect to any Company Indemnified Party, then the Surviving Corporation and the Company Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

(iii) If Parent or the Surviving Corporation or any of their respective successors or assigns (A) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.9(a).

(iv) The provisions of this Section 6.9(a) are intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties.

(v) The rights of the Company Indemnified Parties under this Section 6.9(a) shall be in addition to any rights such Company Indemnified Parties may have under the certificate of incorporation or bylaws of the Company, or under any applicable Contracts or Laws.

(b) D&O Insurance. Prior to the Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement, the Merger or the other Transactions or other actions contemplated hereby).

6.10. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such Transactions.

6.11. Litigation. Each party hereto shall promptly provide the other parties hereto with prompt notice of, and copies of all pleadings and correspondence relating to, any civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings against any such party hereto or any of its directors or officers arising out of or relating to this Agreement or the Transactions (a “Transaction Proceeding”). The Company shall give Parent the opportunity to participate in the defense, settlement, or compromise of any such Transaction Proceeding against the Company or any of its directors or officers, and no such settlement or compromise shall be agreed to without the prior written consent of Parent.

6.12. Financing Matters.

(a) Company Indebtedness. At the Closing, Parent and the Company shall effect the indefeasible payment in full in cash of all of the Company’s “Obligations” as defined under that certain Credit and Security Agreement, dated as of May 29, 2014 and as amended on November 6, 2014, by and among the Company, MidCap Funding V, LLC, and the lenders named therein (the “Credit and Security Agreement”), together with (i) accrued and unpaid interest thereon and (ii) any fees, expenses, premiums and penalties payable with respect to the repayment of such indebtedness under the Credit and Security Agreement, resulting from all events occurring prior to or as of the Closing Date, including the Closing. The Obligations shall be considered Funded Debt hereunder.

(b) Parent Financing. From the date of this Agreement to the earlier of (x) the Closing Date and (y) the date this Agreement is terminated in accordance with its terms, the Company shall use its reasonable best efforts, and shall cause its officers, employees and advisors to use their reasonable best efforts, to provide such reasonable and customary cooperation and information as may be reasonably requested by Parent in connection with obtaining any financing in connection with consummating the Merger and the other Transactions, including (i) providing to Parent unaudited quarterly financial statements of the Company within forty (40) calendar days after the end of each fiscal quarter of the Company, audited annual financial statements of the Company within sixty (60) calendar days after the end of each fiscal year of the Company and any other financial information reasonably necessary to assist Parent in preparing pro forma financial statements, (ii) providing to Parent an electronic version of the Company’s trademarks, service marks and corporate logo (solely for the purpose of using such trademarks, service marks and corporate logo in marketing materials in connection with facilitating the syndication of the financing), and (iii) obtaining customary payoff letters, Lien terminations and instruments of discharge to be delivered on the Closing Date to allow for the payoff, discharge and termination in full on the Closing Date of any debt of the Company that Parent desires to payoff, discharge and terminate on the Closing Date or that is otherwise subject to mandatory prepayment (howsoever described) as a result of the consummation of the Merger or the other Transactions.

6.13. Tax Matters.

(a) Tax Indemnity. The Holders shall indemnify and hold Parent harmless from all Holder Taxes (as defined below), other than any Taxes of the Company resulting from the receipt by the Company of the Asset Purchase Price. Parent, in its sole discretion, shall elect to be paid the indemnification obligations for Holder Taxes due and payable to Parent by the Holders either (i) in accordance with the procedures set forth in Section 9.2(a)(iii) or (ii) by the Holders, severally and not jointly, in proportion to their respective portions of the Merger Consideration in accordance with the Payment Schedule in immediately available funds by wire transfer to Parent. The parties agree to treat payments made pursuant to this Section 6.13 as adjustments to the Merger Consideration for Tax purposes, unless otherwise required by applicable Law. The limitations on indemnification set forth in Article IX of this Agreement shall not apply with respect to Holder Taxes. For the avoidance of doubt, to the extent that the amounts otherwise payable (x) to the Parent under this Section 6.13(a) or Section 6.13(c) or (y) in respect of the Transfer Taxes (as defined below) are included as liabilities in the Working Capital Adjustment Amount calculated pursuant to Section 4.1(c), such amounts shall not be paid pursuant to this Section 6.13.

(b) Tax Refunds. The Holders shall be entitled to any refunds of Taxes (or credits for overpayment), including any interest received from a governmental authority, attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date (“Tax Refund”); provided, however, that the amount of such Tax Refund shall be net of any related expenses incurred in connection with the preparation and filing of any Tax Return giving rise to such Tax Refund and any increases in Taxes (including as the result of any reduction in Tax attributes) of the Company as a result of such Tax Refund. Promptly upon the receipt of any such Tax Refund (or credit for overpayment), Parent shall pay to Holders as additional consideration such amounts within fifteen (15) days of receipt thereof or entitlement thereto. If reasonably requested by the Holder Representative and at the Holders’ expense, Parent shall take any action necessary for the Company to promptly claim such Tax Refunds.

(c) Tax Returns.

(i) The Company shall prepare and timely file (including extensions) all Tax Returns of the Company that are required to be filed on or before the Closing Date, and such Tax Returns shall be prepared consistent with the past practice of the Company unless otherwise required by applicable Law. The Company shall timely pay or shall cause to be timely paid any and all Taxes due with respect to such Tax Returns.

(ii) Parent or the Surviving Corporation shall file, or cause to be filed, when due all Tax Returns of the Company that are required to be filed after the Closing Date; provided, however, that Parent or the Surviving Corporation, as applicable, shall provide the Holder Representative a reasonable opportunity (of no less than fifteen (15) days) to review any Tax Returns with respect to which the Holders may have any potential liability for Taxes under Section 6.13(a). The Holder Representative shall notify the Parent of any objections that the Holder Representative may have to any items set forth in any such draft Tax Return, and (A) the Parent or the Surviving Corporation and the Holder Representative shall agree to consult and resolve in good faith any such objections to the extent such objections relate solely to Holder Taxes and (B) the Parent or the Surviving Corporation shall consider in good faith any other reasonable objections. If the Parent or Surviving Corporation and the Holder Representative are unable to reach an agreement with respect to any objections described in clause (A) above within ten (10) days after receipt by the Parent or Surviving Corporation of such objection notice, the disputed items shall be resolved by an independent accountant and any determination by the independent accountant shall be final. The costs, fees and expenses of the independent accountant shall be borne by the Parent and the Holders in inverse proportion as they may prevail on the disputed items resolved by the independent accountant, utilizing the values of such items as initially submitted by the parties to the independent accountant.

(iii) The Holders shall pay to Parent the Taxes for which the Holders are liable pursuant to Section 6.13(a) but which are payable with Tax Returns to be filed by Parent or the Surviving Corporation pursuant to this Section 6.13(c) at least ten (10) business days prior to the due date for the filing of such Tax Returns.

(d) Contest Provisions.

(i) Parent shall notify the Holder Representative in writing within ten (10) business days of receipt by Parent, the Surviving Corporation or their respective Subsidiaries of notice of any pending or threatened Tax audits or assessments which may affect the Tax liabilities of the Surviving Corporation or its Subsidiaries for which Holders would be required to indemnify Parent pursuant to Section 6.13(a) (“Tax Contest”), and failure to comply with such notice requirement shall not be deemed a waiver of Parent’s right to indemnification hereunder unless the Holders’ ability to contest such liability is materially adversely affected.

(ii) The Holder Representative shall have the right, at its election and at the Holders’ expense, to control any Tax Contest related solely to Holder Taxes; provided,

however, that (A) Parent shall have the right at its own expense, directly or through its designated representatives, to participate fully in such Tax Contest, including to review in advance and comment upon submissions made in the course of such Tax Contest and to attend any in-person or telephonic meetings, (B) Parent’s consent shall be required for any settlement by the Holder Representative that could affect the Tax liability of Parent or the Company in any taxable period to the extent such Tax liability is not or would not be solely the liability of the Holders, provided that such consent shall not be unreasonably withheld, delayed or conditioned, and (C) if the Holder Representative does not assume or is not conducting the defense of any such Tax Contest actively and diligently, Parent may assume control of such Tax Contest and defend such Tax Contest in a manner as it may deem appropriate including settling such Tax Contest after giving notice thereof to the Holder Representative. With respect to all Tax Contests that the Holder Representative does not elect to control pursuant to the immediately preceding sentence and all other proceedings with respect to Taxes, Parent shall have the sole responsibility for, and shall control, such Tax Contest or proceedings; provided, however, that the Holder Representative’s consent (not to be unreasonably withheld or delayed) shall be required for any settlement that could affect the liability of the Holders under this Agreement. These procedures, and not the procedures set forth in Section 9.2(c), shall apply to any audits, examinations, proposed adjustments or other type of controversy involving any Tax matters.

(e) Transfer Taxes. Notwithstanding anything herein to the contrary, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger and the other Transactions (“Transfer Taxes”) shall be borne equally by Parent, on one hand, and the Holders, on the other hand. Such Transfer Taxes shall be paid by the party legally responsible to pay such Taxes (with the Parent paying the Holders, if the Holders are legally responsible to pay the tax, at least five (5) business days before the Tax payment due date). The parties agree to cooperate in the filing of any returns with respect to the Transfer Taxes, including by promptly supplying any information in its possession that is reasonably necessary to complete such returns.

(f) Survival of Obligations. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 6.13 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

For purposes of this Agreement, (x) the term “Holder Taxes” shall mean any and all Taxes (1) imposed on or with respect to the Company, or for which it may otherwise be liable, for any Pre-Closing Tax Period (as defined below) and for the portion of any Straddle Period (as defined below) ending on the Closing Date, (2) of any other Person for which the Company is or has been liable as a transferee or successor, (3) resulting from or arising out of any breach of or inaccuracy in any of the representations and warranties contained in Section 5.1(p) and any nonfulfillment or breach (A) by the Company of Section 6.1(a)(xiii) or Section 6.13(c)(i) or (B) by the Holders or the Holder Representative of Section 6.13(c)(ii) through Section 6.13(e), (4) any obligation or other liability of the Company to indemnify any other Person in respect of or relating to Taxes or for any amounts calculated by reference to Taxes or to pay an amount pursuant to any Tax sharing or Tax allocation agreement entered into prior to the Closing Date, (5) any Taxes of the Holders, or any other direct or indirect beneficial owner of the Company’s securities, for any taxable period, and (6) any and all Taxes of any member of any consolidated, combined or unitary group of which the Company or any predecessor of the

Company is or was a member prior to the Closing by reason of Treasury Regulations Section 1.1502-6(a) or any analogous or similar foreign, state or local Law. For the avoidance of doubt, the term “Holder Taxes” shall not include any Excise Tax Amount taken into account in calculating the Merger Consideration in accordance with Section 4.1 or any other Taxes that are included as liabilities in the Working Capital Adjustment Amount calculated pursuant to Section 4.1(c). In the case of any Taxes that are imposed on or with respect to income, gains, receipts, sales or payments and are payable for a Straddle Period, the portion of such Taxes related to the Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date (and for such purpose, the Taxable period of any partnership or other pass-through entity or non-U.S. entity in which the Company holds a beneficial interest shall be deemed to terminate at such time), and in the case of any other Taxes for a Straddle Period, the portion of such Taxes related to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to and including the Closing Date and the denominator of which is the number of days in such Straddle Period; (y) the term “Pre-Closing Tax Period” shall mean any taxable year or other taxable period ending on or before the Closing Date; and (z) the term “Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date. For the avoidance of doubt, the parties agree that, to the maximum extent permitted by Law, the income tax deduction attributable to the payment of the Transactional Expenses shall be attributable to the Pre-Closing Tax Period and Parent shall be responsible for any increase in Taxes of the Company as a result of receipt by the Company of the Asset Purchase Price.

6.14. Regulatory Review. Promptly (and in any event within three (3) business days) after the date of this Agreement, the Company shall engage Ed Kimmelman (the “Regulatory Auditor”) for review and assessment of the matters set forth on Schedule 6.14, with the scope of the Regulatory Auditor’s audit to be consistent with medical devices industry best practice and otherwise as mutually agreed by the parties acting in good faith. The parties will reasonably cooperate with the Regulatory Auditor during the term of his engagement. The Company shall give the Regulatory Auditor reasonable and customary access to the books, records, employees, agents, vendors and other relevant information of the Company to the extent reasonably necessary or appropriate to conduct an audit within the agreed scope of the Regulatory Auditor’s engagement. Upon completion of the Regulatory Auditor’s audit (or of any interim reports arising therefrom), to the extent that such audit is (or interim reports are) completed prior to the Closing, the Company shall, with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), select legal counsel of national recognized standing with respect to the practice of Regulatory Law (any such legal counsel, “Regulatory Counsel”) to review the Regulatory Auditor’s audit (or interim reports) and make recommendations for the Company to address any issues identified in such audit (or interim report), as applicable. The Company shall use reasonable best efforts prior to the Closing to undertake and complete any actions recommended by Regulatory Counsel to address any issues identified by the Regulatory Auditor’s audit (or interim reports) promptly in consultation with Parent.

6.15. Asset Purchase. Immediately prior to the Closing and contingent upon the occurrence of the Closing (including the satisfaction or waiver of all conditions set forth in Article VII), Parent shall cause one or more of its Subsidiaries (which shall be designated by Parent in its sole discretion) (collectively, the “Asset Purchaser”) to purchase, and the Company shall sell, transfer, convey, assign and deliver to the Asset Purchaser, all of the Company’s right, title and interest in and to certain assets of the Company (the “Purchased Assets”), free and clear of all Liens, as further described in Schedule 6.15 hereto. No less than two (2) business days prior to the Closing, Parent shall notify the Company of (i) the identity of the Asset Purchaser, (ii) the identity of the Purchased Assets and (iii) the purchase price to be paid by the Asset Purchaser to the Company in respect of the Purchased Assets (such price, the “Asset Purchase Price”). For the avoidance of doubt, all of the representations and warranties and indemnities set forth in this Agreement shall be deemed to apply equally as to Purchased Assets and other assets of the Company.

6.16. Parent Vote. No less than five (5) business days prior to the Closing, Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) all of the outstanding shares of common stock of Merger Sub in favor of the approval of this Agreement at a meeting of the shareholders of Merger Sub at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of Merger Sub by consent in lieu of a meeting).

6.17. Confidentiality. The parties acknowledge the Confidentiality Agreement, which agreement shall be deemed incorporated herein as if it were set forth in its entirety, and agree that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the earlier of (i) the Effective Time or (ii) the expiration of the Confidentiality Agreement according to its terms; provided, however, that to the extent any provisions of the Confidentiality Agreement (or either Common Interest Agreement) are inconsistent with any provision of this Agreement, the provisions of this Agreement shall control.

6.18. Product Liability Insurance. At or prior to the Effective Time, Parent shall effect the procurement and maintenance of a product liability “tail” insurance policy with respect to all products manufactured or distributed by the Company prior to the Closing.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver by such party at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Stockholder Approval and shall have been duly approved by Parent as the sole stockholder of Merger Sub in accordance with applicable Law and the certificate of incorporation and by-laws of Merger Sub.

(b) No Order. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other Transactions (collectively, an “Order”).

(c) HSR Act. Any applicable waiting period (or extensions thereof) under the HSR Act relating to the Merger shall have expired or been terminated.

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Material Adverse Effect or materiality shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Material Adverse Effect or materiality shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a) shall be deemed to have been satisfied even if any such representations and warranties of the Company (other than Section 5.1(b) [Capital Structure], Section 5.1(c) [Payment Schedule], Section 5.1(e) [Corporate Authority; Approval], and Section 5.1(n) [Takeover Statutes], which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to such effect.

(c) No Restraints. There shall not be threatened, instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking (i) an Order or (ii) to (A) prohibit, limit, restrain or impair Parent’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Affiliates from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or its Subsidiaries (including by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (B) prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger individually or in the aggregate resulting in, or that would reasonably be expected to result in, any of the foregoing.

(d) Governmental Consents. Other than the filing pursuant to Section 1.3, all Company Approvals and all Parent Approvals shall have been obtained or made.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Material Adverse Effect.

(f) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Contract to which the Company is a party, except those for which the failure to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

(g) Certain Employees. Each Key Employee shall have remained actively employed by the Company through the Effective Time, other than for reasons of death or permanent and total disability, and, to the Company’s knowledge, no Key Employee shall have any intention not to honor such individual’s New Employment Agreement.

(h) 280G Stockholder Vote. The 280G Stockholder Vote shall have occurred and any payments that could reasonably be expected to be non-deductible under Section 280G of the Code shall have been irrevocably waived by each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and either approved or disapproved in the 280G Stockholder Vote.

(i) FIRPTA Certificate. The Company shall have delivered to Parent a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3), duly executed and acknowledged, in form and substance reasonably satisfactory to Parent and on the basis of which Parent shall not be required to withhold Tax under Section 1445 of the Code, certifying that interests in the Company are not “U.S. real property interests,” together with the notice required to be mailed to the IRS under Treasury Regulations Section 1.897-2(h).

(j) Supplier Relationship. The Company shall have entered into a long-term supply agreement with Sequel Special Products, Inc. that is reasonably satisfactory to Parent and will continue post-Closing unaffected by the Merger in accordance with its terms.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent to such effect.

(c) Governmental Consents. Other than the filing pursuant to Section 1.3, all Company Approvals and all Parent Approvals shall have been obtained or made.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of the Company and Merger Sub referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by January 22, 2016, whether such date is before or after the date of adoption of this Agreement by the Requisite Stockholder Approval; provided, however, that if the Company or Parent determines that additional time is necessary in order to forestall any outstanding preliminary injunction or restraining order to enjoin consummation of the Merger as a result of a Transaction Proceeding brought by or on behalf of, or otherwise involving as a plaintiff or a claimant, a Holder or Holders, upon written notice thereof to the other parties, the Termination Date shall be extended without any additional action by the parties to a date not beyond February 5, 2016 (as it may be extended, the “Termination Date”);

(b) the due adoption of this Agreement by the stockholders constituting the Requisite Stockholder Approval shall not have been obtained by the Termination Date; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the Requisite Stockholder Approval);

provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3. Termination by the Company. This Agreement may be terminated by the Company and the Merger and other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by action of the Company Board:

(a) at any time prior to the time the Requisite Stockholder Approval is obtained, if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) Parent does not make, within five (5) business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Company Board determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal, and (iv) the Company, prior to such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5. The Company agrees (x) that it will not enter into the binding agreement referred to in clause (ii) above until at least the sixth (6th) business day after it has provided the notice to Parent required thereby, (y) to notify Parent promptly of its intention to enter into the written agreement referred to in its notification and (z) during such five (5)-day period, to negotiate in good faith with Parent with respect to any revisions to the terms of this Agreement and the Merger proposed by Parent in response to a Superior Proposal, if any; or

(b) at any time prior to the Effective Time if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or (b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent and (y) the Termination Date.

8.4. Termination by Parent. This Agreement may be terminated and the Merger and other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a) a copy of the Stockholder Written Consent evidencing that the Requisite Stockholder Approval has been obtained has not been delivered to Parent at or prior to the expiration of the Stockholder Consent Delivery Period;

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or (b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company and (y) the Termination Date; or

(c) if the Company Board shall have effected a Change of Recommendation, or the Company Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger within five (5) business days after receipt of any written request to do so from Parent.

8.5. Effect of Termination and Abandonment.

(a) Except as provided in Section 8.5(b) and Section 8.5(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything herein to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and intentional material breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and Article X shall survive the termination of this Agreement.

(b) In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any Holders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification or rejected in writing by the Company at least (x) with respect to any termination pursuant to Section 8.2(a) [Drop Dead], thirty (30) business days prior to the Termination Date or (y) with respect to termination pursuant to Section 8.2(b) [No Stockholder Approval], ten (10) business days prior to the adoption of this Agreement by the holders of Shares constituting the Requisite Stockholder Approval) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(c), or (ii) this Agreement is terminated (A) by Parent pursuant to Section 8.4(a) [No Stockholder Written Consent] or Section 8.4(c)

[Change of Recommendation] or (B) by the Company pursuant to Section 8.3(a) [Superior Proposal] and, on or prior to the date of the Stockholders Meeting, any event giving rise to Parent’s right to terminate under Section 8.4(a) or (c) shall have occurred, then the Company shall pay to Parent a termination fee of $10,000,000 (the “Termination Fee”) (x) in the case of termination by Parent pursuant to Section 8.4(c) or the Company pursuant to Section 8.3(a), promptly, but in no event later than ten (10) days after the date of such termination or (y) otherwise no later than twelve (12) months after the date of such termination; provided, however, that no Termination Fee shall be paid to Parent pursuant to clause (i) of this paragraph (b) unless and until within twelve (12) months of such termination (x) the Company shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders or otherwise not opposed, an Acquisition Proposal, (y) there shall have been consummated an Acquisition Proposal (substituting in both instances “50%” for “25%” in the definition of “Acquisition Proposal”) or (z) the Company shall have completed an initial public offering.

(c) In the event that (i) the Merger shall not have been consummated on or before the Termination Date, (ii) a bona fide Acquisition Proposal has not been made to the Company or any Holders which has not been rejected in writing by the Company, (iii) the Requisite Stockholder Approval shall have been obtained, and (iv) Parent shall not have terminated this Agreement pursuant to Section 8.4(b) [Company Breach] or Section 8.4(c) [Change of Recommendation], and either (x) the Company has terminated this Agreement pursuant to Section 8.3(b) [Parent Breach] or (y) either Parent or the Company has terminated this Agreement pursuant to Section 8.2(a) [Drop Dead] at a time when the Company could have terminated this Agreement pursuant to Section 8.3(b), then Parent shall, no later than ten (10) days after the date of such termination, pay to the Company the Termination Fee.

(d) The parties acknowledge that the agreements contained in Section 8.5(b) and Section 8.5(c) are an integral part of the Transactions, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to Section 8.5(b), as applicable, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a non-appealable judgment against the Company for the Termination Fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate published in The Wall Street Journal on the date such payment was required to be made through the date of payment.

(e) Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is so paid by the Company and accepted by Parent pursuant to Section 8.5(b), the Termination Fee, as applicable, shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE IX

Survival and Indemnification

9.1. Survival.

(a) Subject to the limitations and other provisions of this Agreement, all representations and warranties in this Agreement, and the right to commence any claim with respect thereto, shall survive the Closing as follows:

(i) all representations and warranties in this Agreement and the schedules attached hereto (other than the representations and warranties listed in Section 9.1(a)(ii) below), and the right to commence any claim with respect thereto, shall survive the Closing and continue in effect until the close of business on the date that is the eighteen (18)-month anniversary of the Closing Date; and

(ii) the representations and warranties set forth in Section 5.1(a) [Organization, Good Standing and Qualification], Section 5.1(b) [Capital Structure], Section 5.1(c) [Payment Schedule] and Section 5.1(p) [Taxes], and the right to commence any claim with respect thereto, shall survive the Closing and continue in effect until the expiration of the applicable statutes of limitations with respect thereto (after giving effect to any extensions or waivers thereof).

(b) The covenants and agreements of the parties contained in this Agreement shall survive the Closing and continue in effect until the expiration of the applicable statute of limitations with respect thereto.

(c) Notwithstanding anything to the contrary herein, any representation or warranty or covenant or agreement in respect of which indemnity may be sought under Section 9.2 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 9.1 if notice of the claim, inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time (regardless of when the Losses (as defined below) in respect thereof may actually be incurred). The representations and warranties in this Agreement and the schedules and exhibits attached hereto or in any writing delivered by any party to another party in connection with this Agreement shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party, or the knowledge of any party’s officers, directors, stockholders, employees or agents or the acceptance by any party of any certificate or opinion hereunder; provided, however, that Parent shall not be entitled to indemnification under this Agreement with respect to any breach of such representations and warranties if any of the Persons listed on Schedule 9.1(c) hereto had actual knowledge, at any time prior to the date hereof, of the existence of Losses arising or resulting from such breach for which Parent would be entitled to assert an indemnity claim pursuant to Section 9.2 below; and provided, further, notwithstanding the foregoing, none of the Persons listed on Schedule 9.1(c) hereto shall be deemed to have any knowledge with respect to any Losses arising or resulting from (i) any risk factor section or any other section to the extent it includes statements which are forward-looking, cautionary or predictive in nature set forth in any Registration Statement on Form S-1 filed by the Company with the SEC, (ii) any Fundamental Representations (as defined in Section 9.2(a)(ii) below), (iii) any of the matters set forth in Schedule 9.2(a) hereto, (iv) any information included in the calculation of Net Working Capital in accordance with Section 4.1(b)(iii) or (v) any information included in the calculation of Funded Debt in accordance with Section 4.1(b)(ii).

For purposes of this Agreement, (x) the term “Losses” of a Person shall mean any loss, Liabilities, cost, damage, royalty, deficiency, penalty, Tax, fine or expense, whether or not arising out of a Third Party Claim (as defined in Section 9.2(c)(ii) below) (including interest, penalties, reasonable attorneys’ fees and expenses and all reasonable amounts paid in investigation or defense, and all amounts paid in settlement, of any of the foregoing) actually suffered or incurred by such Person and (y) the term “Liabilities” shall mean any liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

9.2. Indemnification.

(a) Indemnification by the Holders.

(i) Indemnification. The Holders shall, severally and not jointly, hold Parent, the Surviving Corporation and each of their respective officers, directors, and employees harmless from and against any and all Losses when incurred as a result of, in connection with, relating or incidental to or by virtue of: (A) any breach by the Company of any representation or warranty made by the Company in this Agreement determined without regard to any Company Material Adverse Effect or other materiality qualification contained in such representations and warranties; (B) any breach of any covenant or agreement by the Company under this Agreement; (C) any of the matters set forth in Schedule 9.2(a) hereto; or (D) the aggregate amount, if any, by which any payment provided to the Dissenting Stockholders pursuant to Section 262 of the DGCL exceeds the portion of the Merger Consideration to which such Dissenting Stockholders would otherwise be entitled pursuant to Section 4.1.

(ii) Limitations on Indemnification. The Holders shall not have any liability under clause (A) of Section 9.2(a)(i) above (other than with respect to breaches of the representations and warranties set forth in Section 5.1(a) [Organization, Good Standing and Qualification], Section 5.1(b) [Capital Structure], Section 5.1(c) [Payment Schedule], Section 5.1(d) [Agreements with Holders], Section 5.1(e) [Corporate Authority; Approval], Section 5.1(p) [Taxes] and Section 5.1(u) [Broker and Finders] (collectively, the “Fundamental Representations”)) unless the aggregate of all Losses relating thereto for which the Holders would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to $2,650,000, and then only to the extent such aggregate of all Losses exceeds such amount. The Holders’ aggregate liability under (x) clause (A) of Section 9.2(a)(i) above (other than with respect to Fundamental Representations) and (y) clause (C) of Section 9.2(a)(i) above with respect to the matters set forth under items (3), (4) and (5) of Schedule 9.2(a) shall in no event exceed $23,850,000; provided, however, that the aggregate amount of the costs and expenses incurred post-Closing in connection with the matters set forth under item (3) of Schedule 9.2(a) hereto for which the Holders shall be liable shall in no event exceed $600,000; and provided, further, that the aggregate amount of Losses relating to the defense, settlement and/or compromise of the matters set forth under item (4) of Schedule 9.2(a) hereto for which the Holders shall be subject to liability shall in no event exceed $1,500,000 (the “Litigation Amount”). Other than with respect to the Fundamental Representations, the Holders shall not have any liability under clause (A) of Section 9.2(a)(i) above following the eighteen (18)-month anniversary of the Closing Date other than in connection with claims for which a Claim Notice (as defined in Section 9.2(c)(ii) below) was delivered prior to such eighteen (18)-month anniversary. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement (including this Section 9.2(a) and Section 9.2(g)) shall limit or restrict any of Parent’s right to maintain or recover any amounts in connection with any action or claim based upon fraud.

(iii) Method of Payment. The Holders’ indemnification obligations due and payable to Parent and Merger Sub pursuant to this Section 9.2(a) shall be paid as follows: (A) at any time and from time to time (1) on or prior to the eighteen (18)-month anniversary of the Closing Date or (2) following the eighteen (18)-month anniversary of the Closing Date if in connection with claims for which a Claim Notice was delivered prior to such eighteen (18)-month anniversary, and, in each case, to the extent that the amount of such obligations does not exceed the Indemnity Reserve Amount remaining available in the Indemnity Escrow Account, the indemnification amount shall be promptly released from the Indemnity Escrow Account and paid to Parent in accordance with the Escrow Agreement and (B)(1) following the eighteen (18)-month anniversary of the Closing Date other than in connection with claims for which a Claim Notice was delivered prior to such eighteen (18)-month anniversary or (2) if the Indemnity Reserve Amount has been exhausted such that no funds remain in the Indemnity Escrow Account, as the case may be, the Holders shall pay the amount of such obligations, severally and not jointly, in proportion to their respective portions of the Merger Consideration in accordance with the Payment Schedule in immediately available funds by wire transfer to Parent.

(iv) Indemnification at Closing. At the Effective Time, Parent shall be deemed to have submitted a Claim Notice (which Claim Notice meets all of the requirements set forth in Section 9.2(c) below) obligating the Holders to indemnify Parent for the sum of (1) the Litigation Amount and (2) the amount identified under Item (5) of Schedule 9.2(a) hereto in respect of the Company’s office lease in Milford, Connecticut (clauses (1) and (2), collectively, the “Closing Indemnification Amount”). The Closing Indemnification Amount shall be immediately released from the Indemnity Escrow Account and paid to Parent at the Effective Time in accordance with the Escrow Agreement. For the avoidance of doubt, the Holders and the Holder Representative hereby agree to waive any right to dispute such Claim Notice or the Closing Indemnification Amount pursuant to the procedures set forth in Section 9.2(c) below or otherwise.

(b) Indemnification by Parent and Surviving Corporation. Parent and, after the Closing, Parent and the Surviving Corporation each agree to and shall indemnify the Holders and each of their respective officers, directors, employees, beneficiaries, heirs and assigns and hold them harmless against any Losses which any of them may suffer, sustain or become subject to, as the result of, in connection with, relating or incidental to or by virtue of the breach by Parent of any representation, warranty, covenant or agreement made by Parent or Merger Sub or, after the Closing, Parent or the Surviving Corporation in this Agreement. The amount of Parent’s and, after the Closing, Parent’s and the Surviving Corporation’s aggregate liability under this Section 9.2(b) shall not exceed in the aggregate Parent’s payment obligations under Article IV. All indemnification of the Holders by Parent and the Surviving Corporation under this Section 9.2 shall be effected by payment by Parent to the Payments Administrator in immediately available funds by wire transfer to be further distributed to the Holders in proportion to their respective portions of the Merger Consideration in accordance with the Payment Schedule.

(c) Indemnification Procedures.

(i) Definitions. For purposes of this Agreement, a party entitled to indemnification under this Agreement shall be referred to as an “Indemnified Party,” and a party obligated to indemnify an Indemnified Party under this Agreement shall be referred to as an “Indemnifying Party.”

(ii) Claim Notices. Each Indemnified Party shall provide written notice to the Indemnifying Party of any claim or demand that it may have under this Section 9.2 (a “Claim Notice”), and, in the event that there is asserted against an Indemnified Party any claim, demand, action, proceeding or investigation instituted by a Person other than Parent or the Holder Representative on behalf of the Holders for which the Indemnifying Party may be obligated to indemnify hereunder (such claim, a “Third Party Claim”), such Indemnified Party shall provide a Claim Notice with respect thereto within thirty (30) days following such Indemnified Party’s receipt of such Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.

(A) A Claim Notice with respect to a claim other than a Third Party Claim shall contain a brief summary of the facts underlying or related to such claim to the extent then known by the Indemnified Party, the subsection(s) of this Section 9.2 pursuant to which the Indemnified Party is seeking indemnification, a list of those representations, warranties and covenants that the Indemnified Party believes may have been breached in relation to such claim (if any), and a statement that the Indemnified Party seeks indemnification for Losses relating to such claim. A Claim Notice need not state the amount of Losses that the Indemnified Party believes it has incurred or suffered relating to such claim.

(B) A Claim Notice with respect to a Third Party Claim shall contain a brief summary of the facts underlying or relating to such claim to the extent then known by the Indemnified Party and any correspondence or notices (including court papers) received from the relevant third party (to the extent not prohibited by contract or applicable Law from furnishing), the subsection(s) of this Section 9.2 pursuant to which the Indemnified Party is seeking indemnification, a list of those representations, warranties and covenants that the Indemnified Party believes may have been breached in relation to such claim (if any) and a statement that the Indemnified Party seeks indemnification for Losses relating to such claim. From and after the delivery of a Claim Notice with respect to a Third Party Claim, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) business days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(iii) Control of Contests by Indemnifying Party. The Indemnifying Party shall be entitled to assume, conduct and control, through counsel of its own choosing (reasonably acceptable to the Indemnified Party) and at its own expense, the defense of any Third Party Claim (unless (A) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the Indemnified Party’s reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnified Party; (D) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (E) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; or (F) the Indemnified Party reasonably believes that the Loss relating to the claim could exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this Section 9.2; in which case the Indemnified Party could elect in its sole discretion to assume, conduct and control such defense and the Indemnifying Party, if it had previously assumed such defense but no longer meets all of the conditions set forth in clauses (A) through (F) above, will cooperate with the Indemnified Party with respect to the prompt transfer of such defense from the Indemnifying Party to the Indemnified Party if so elected by the indemnified party). The Holder Representative shall act on behalf of the Holders where they are Indemnifying Parties hereunder in assuming, conducting and controlling the defense of Third Party Claims, including those Third Party Claims set forth in Schedule 9.2(a) hereto. Unless the Indemnified Party shall have notified the Indemnifying Party of the existence of one or more of the conditions set forth in clauses (A) through (F) of the first sentence of this Section 9.2(c)(iii), the Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by any Governmental Entity, any court proceedings or regulatory inquiry or investigation) from receipt of the Claim Notice with respect to a Third Party Claim (the “Notice Period”) to notify the Indemnified Party of its election to assume the defense of such Third Party Claim; provided, that the Holder Representative, on behalf of the Holders, shall be entitled, immediately following the Effective Time without regard to the notice provisions above, to assume the defense of those Third Party Claims set forth in Schedule 9.2(a) hereto. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it elects to assume the defense of such Third Party Claim, it shall be conclusively established for purposes of this Agreement that the Indemnifying Party is obligated to and shall indemnify and hold harmless the Indemnified Party from, against and in respect of all Losses incurred or suffered by the Indemnified Party to the extent arising from such Third Party Claim, without any reservation of rights, subject only to the limitations contained in this Section 9.2. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it elects to defend such Third Party Claim, it shall have the right to so defend, with counsel selected by the Indemnifying Party that is reasonably acceptable to the Indemnified Party, at the Indemnifying Party’s expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in the defense thereof, including the opportunity to participate in any discussions or correspondence with any Governmental Entity and to employ counsel separate from the counsel employed by the Indemnifying Party. The Indemnified Party shall participate in any such defense at its own expense unless (x) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have concluded in good faith that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or the availability to the Indemnified Party of one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect thereof or (y) the Indemnified Party assumes the defense of a Third Party Claim after the Indemnifying Party has failed to diligently pursue a Third Party Claim it has assumed, as provided hereunder, and in the case of both (x) or (y), all such expenses incurred by the Indemnified Party in connection with such participation shall be borne by the Indemnifying Party.

(iv) Control of Contests by Indemnified Party. In the event the Indemnifying Party (A) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (B) is not entitled to defend the Third Party Claim as a result of the Indemnified Party’s election to defend the Third Party Claim as provided hereunder, or (C) after assuming the defense of a Third Party Claim, fails to conduct the defense of such Third Party Claim in a reasonably diligent manner within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for such Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim.

(v) Settlement of Claims. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnifying Party shall have no Liability with respect to any compromise or settlement of such claims effected without its written consent (such consent not to be unreasonably withheld, delayed or conditioned) unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnifying Party or any of its Affiliates, (B) there is no imposition of a consent order, decree, injunction or other equitable relief that would restrict the future activity of the Indemnifying Party or its Affiliates, and (C) the sole relief provided is monetary damages and a full, complete and unconditional release from all Liabilities with respect to such claim is provided to the Indemnifying Party and its Affiliates. The Indemnifying Party shall not consent to the entry of judgment, admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) unless (x) there is no finding or admission of any violation of Law or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnified Party or any of its Affiliates, (y) there is no imposition of a consent order, decree, injunction or other equitable relief that would restrict the future activity of the Indemnified Party or its Affiliates, and (z) the sole relief provided is monetary damages that are concurrently paid in full by the Indemnifying Party and a full, complete and unconditional release from all Liabilities with respect to such claim is provided to the Indemnified Party and its Affiliates.

(vi) Cooperation. Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. Such cooperation also shall include the retention and, upon the Indemnifying Party’s request, the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, that such cooperation shall not unreasonably interfere with the business or operations of such party. All Losses incurred or suffered by the Indemnified Party in connection with responding to, complying with or satisfying the Indemnifying Party’s requests for cooperation shall be promptly reimbursed by the Indemnifying Party. If the Indemnifying Party disputes the amount of, or otherwise refuses or fails to reimburse, any such Losses which the Indemnified Party has incurred and for which the Indemnified Party has sought reimbursement from the Indemnifying Party, the Indemnified Party shall not be obligated to continue providing cooperation with respect to the defense of the relevant Third Party Claim until such dispute has been resolved or all such Losses have been reimbursed in full.

(d) Loss Tax Benefits; Use of Insurance; Subrogation. The amount of any Losses subject to indemnification under this Article IX shall be calculated net of (i) any Loss Tax Benefit (as defined below), (ii) any insurance proceeds received or receivable by the Indemnified Party on account of such Losses and/or (iii) any indemnification paid or payable by any third party as follows:

(i) The Indemnified Party shall use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss by exhausting any available remedies against insurers to the same extent as such Indemnified Party would if such Loss were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of any reasonable costs in connection with such recovery) shall be promptly delivered to the Indemnifying Party.

(ii) The Indemnifying Party shall be subrogated to all rights of the Indemnified Party in respect of any Loss borne by the Indemnifying Party. The Indemnified Party shall, and shall cause its Affiliates to, use reasonable best efforts to bring indemnity claims against any third party who has an indemnification obligation to any of them with respect to any Loss and to diligently pursue such claims until finally adjudicated.

For purposes of this Agreement, “Loss Tax Benefit” shall mean the excess, if any, of the actual Tax savings or benefits to the Indemnified Party arising from the accrual or payment of any such Losses over the actual Tax detriment (such as lost amortization or depreciation or a tax imposed on receipt of an indemnity payment) to the Indemnified Party resulting from or arising out of such Loss.

(e) Mitigation. Anything herein to the contrary notwithstanding, no Indemnified Party shall be entitled to any indemnification under this Agreement with respect to any breach of any representation, warranty or covenant to the extent the Indemnified Party could have, with reasonable efforts, mitigated or prevented the Loss with respect to such breach. Each Indemnified Party shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(f) Type of Damages. Notwithstanding anything to the contrary in this Agreement, no Person shall be liable under this Article IX for any (i) exemplary or punitive damages or (ii) consequential, diminution in value damages, lost profits or special damages, and, in particular, without limitation, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses, except (x) to the extent awarded in a final, non-appealable determination in connection with a Third Party Claim, or (y) in the case of clause (ii), to the extent such damages are reasonably foreseeable in connection with the event that gave rise thereto or the matter or matters for which indemnification is sought hereunder.

(g) Remedies Exclusive. Except in the case of a final adjudication of actual fraud (and except for the Holder Representative’s rights to indemnification under Section 10.1), the remedies provided for in this Article IX shall constitute the sole and exclusive remedy for any post-Closing claims made for breach of the representations, warranties and covenants contained in this Agreement and for Third Party Claims. To the maximum extent permitted by law, the parties hereto (other than the Holder Representative) and the Indemnified Parties hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any laws at common law, in equity or otherwise. Except as provided in this Article IX (and without prejudice to the Holder Representative’s rights under Section 10.1), no claim, action or remedy shall be brought or maintained by any party against any other party, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties, covenants or agreements of any of the parties hereto set forth or contained in this Agreement.

(h) Characterization of Indemnification Payments. The parties agree to treat all payments made pursuant to this Article IX as adjustments to the Merger Consideration for Tax purposes, unless otherwise required to applicable Law. Any Loss for which any Indemnified Party is entitled to indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty or covenant. No Indemnified Party shall be entitled to indemnification under this Agreement for any Loss arising from a breach of any representation, warranty or covenant set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent such Loss was already taken into account in calculating Net Working Capital as provided in Section 4.1(b)(iii).

(i) Coordination with Tax Covenant. In the event any provision of this Article IX is inconsistent with any provision of Section 6.13, the provisions of Section 6.13 shall control.

ARTICLE X

Miscellaneous and General

10.1. Holder Representative.

(a) Appointment of Holder Representative.

(i) The Holder Representative is hereby designated to, and shall act as, the representative of the Holders, and is hereby authorized to act on behalf of the Holders and to take any and all actions required or permitted to be taken by the Holder Representative under this Agreement, the Escrow Agreement and any agreements ancillary to the foregoing (collectively, the “HR Agreements”). The Holder Representative shall have the sole and exclusive right to seek to enforce any and all rights of the Holders under this Agreement.

(ii) Each reference in any HR Agreement to the “Holder Representative” shall be a reference to the Holder Representative in its capacity as the Holder Representative and not in any other capacity.

(iii) Parent, Merger Sub and the Company shall be able to rely conclusively on the decisions, actions, consents or instructions of the Holder Representative on behalf of the Holders as to any decisions, actions, consents or instructions required to be taken by the Holder Representative under the HR Agreements, and may rely upon any such decision, action, consent or instruction of the Holder Representative as being the decision, action, consent or instruction of each such Holder.

(b) Representations and Warranties of Holder Representative. The Holder Representative hereby represents and warrants to each of Parent, Merger Sub and the Company that:

(i) In the event the Holder Representative is an entity, the Holder Representative is duly organized and validly existing under the jurisdiction of its formation;

(ii) The Holder Representative has all requisite limited liability company power and authority to enter into and perform its obligations under this Agreement and the Merger and the other Transactions contemplated hereby;

(iii) The execution and delivery of this Agreement by the Holder Representative have been duly authorized by all necessary limited liability company action on the part of the Holder Representative; and

(iv) This Agreement constitutes the valid and binding obligation of the Holder Representative enforceable against it in accordance with its terms.

(c) Scope of Authority of Holders Representative.

(i) Effective as of the date hereof, the Holder Representative shall have the power and authority to take all such actions on behalf of each Holder as the Holder Representative, in its sole reasonable discretion, may deem in good faith to be appropriate on all matters related to or arising from the HR Agreements. Such powers shall include:

(A) executing and delivering the HR Agreements and any and all supplements, amendments, waivers or modifications thereto in accordance with the terms thereof and all certificates, consents and other documents contemplated by the HR Agreements or as may be necessary or appropriate to effect the transactions contemplated by the HR Agreements;

(B) after the Closing, giving and receiving notices and other communications relating to the HR Agreements and accepting services of legal process in connection with any suit or proceeding arising thereunder;

(C) after the Closing, taking or refraining from taking any actions (whether by negotiation, settlement, litigation or otherwise) to resolve or settle all matters and disputes arising out of or related to the HR Agreements and the performance or enforcement of the obligations, duties and rights pursuant to the HR Agreements, including performance of its duties under Section 4.1(c), Section 6.13 and Section 9.2;

(D) conducting and controlling the defense of, and negotiating, agreeing to, settling, paying or contesting, Third Party Claims in accordance with Section 9.2(c) of this Agreement and paying reasonable expenses in connection therewith;

(E) directing the actions of any escrow agent with respect thereto (including with respect to the investment and disposal of amounts in escrow);

(F) engaging and paying escrow agents, attorneys, accountants, financial and other advisors, paying agents and other Representatives necessary or appropriate, in the sole reasonable discretion of the Holder Representative in the performance of its duties under the HR Agreements;

(G) taking all actions necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing or otherwise in connection with the transactions contemplated by the HR Agreements, and taking all other post-Closing actions to be taken by or on behalf of the Holders in connection with the HR Agreements; and

(H) giving and receiving after the Closing all notices required to be given and doing each and every act and exercising any and all rights that any Holder is permitted or required to do or exercise under the HR Agreements.

(ii) The Company (prior to the Closing) and the Holders (after the Closing) shall reimburse the Holder Representative for its reasonable costs and expenses (including legal, accounting and other advisor fees and expenses) incurred in connection with its duties as the Holder Representative and hereby authorize the Holder Representative to obtain reimbursement from the Holder Representative Expense Account for such costs and expenses at such times as determined by the Holder Representative.

(iii) The Holder Representative may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

(iv) Notwithstanding anything to the contrary:

(A) the Holder Representative shall not be required to have any duties or responsibilities except for those expressly set forth in the HR Agreements, and under no circumstances will the Holder Representative be deemed to be a fiduciary to any Holder or any other Person under the HR Agreements;

(B) no implied covenants, functions, responsibilities, duties, obligations or Liabilities on behalf of any Holder shall otherwise exist against or with respect to the Holder Representative;

(C) the Holder Representative is obligated only to perform the duties specifically set forth in the HR Agreements, and the Holder Representative will not be responsible or liable for the failure of any Person to perform in accordance with the HR Agreements, or for the failure of any Holder to take any action (or omit to take any action) required to be taken (or omitted) by the HR Agreements; and

(D) the Holder Representative shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than the HR Agreements, whether or not an original or a copy of such agreement has been provided to the Holder Representative; and the Holder Representative shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document.

(d) Indemnification. The Company (prior to the Closing) and the Holders (after the Closing) shall indemnify, defend and hold harmless the Holder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the reasonable fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Holder Representative’s execution and performance of this Agreement and the agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Holder Representative, the Holder Representative will reimburse the Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Holder Representative by the Holders, any such Representative Losses may be recovered by the Holder Representative from (i) the funds in the Holder Representative Expense Account and (ii) the amounts in the Indemnity Escrow Account at such time as remaining amounts would otherwise be distributable to the Holders in accordance with this Agreement and the Escrow Agreement; provided, that while this Section 10.1(d) allows the Holder Representative to be paid from the Holder Representative Expense Account and the Indemnity Escrow Account, this does not relieve the Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to it at law or otherwise. In no event will the Holder Representative be required to advance its own funds on behalf of the Holders or otherwise. For the avoidance of doubt, this Section 10.1(d) shall survive the resignation or removal of the Holder Representative and/or the termination of any HR Agreement.

(e) Limitation of Liability. THE HOLDER REPRESENTATIVE SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) LOSSES ARISING OUT OF OR IN CONNECTION WITH THE SERVICES PROVIDED BY THE HOLDER REPRESENTATIVE UNDER THE HR AGREEMENTS OR AGREEMENTS ANCILLARY THERETO, OTHER THAN LOSSES OR THAT HAVE DIRECTLY RESULTED FROM THE HOLDER REPRESENTATIVE’S WILLFUL MISCONDUCT, BAD FAITH OR GROSS NEGLIGENCE OR (ii) SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING LOST PROFITS), EVEN IF THE HOLDER REPRESENTATIVE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

(f) Resignation; Successor Holder Representative.

(i) The Holder Representative may resign by furnishing written notice of its resignation to the Holders, Parent and the Company (if such resignation occurs prior to the Closing) or to Parent and the Surviving Corporation (if resignation occurs after the Closing). Such resignation shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment by the Holders of a successor, and the Holder Representative’s sole responsibility thereafter shall be to safely keep any assets then held by it on behalf of the Holders and to deliver the same to a successor Holder Representative. If the Holders have failed to appoint a successor Holder Representative prior to the expiration of thirty (30) days following the delivery of such notice of resignation, the Holder Representative may petition any court of competent jurisdiction for the appointment of a successor Holder Representative or for other appropriate relief, and any such resulting appointment shall be binding upon the Holders, Parent, Merger Sub, the Company and the Surviving Corporation.

(ii) Any corporation or association into which the Holder Representative may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Holder Representative is a party, shall be and become the successor Holder Representative under the HR Agreements and shall have and succeed to the rights, powers, duties, immunities, privileges, liabilities and obligations of its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

(g) Reasonable Reliance. In the performance of its duties hereunder, the Holder Representative shall be entitled to (i) rely upon any document or instrument reasonably believed by the Holder Representative to be genuine, accurate as to content and signed by any Holder or any party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(h) Removal of Holder Representative. A majority in interest of the Holders, voting together as a single class, shall have the right at any time to remove the then-acting Holder Representative and to appoint a successor Holder Representative; provided, however, that neither such removal of the then-acting Holder Representative nor such appointment of a successor Holder Representative shall be effective until the delivery to Parent and the Escrow Agent of executed counterparts of a writing signed by such majority in interest of the Holders with respect to such removal and appointment, together with an acknowledgement signed by the successor Holder Representative appointed in such writing that he, she or it accepts the responsibilities of successor Holder Representative and agrees to perform and be bound by all of the provisions of the HR Agreements applicable to the Holder Representative. Each successor Holder Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Holder Representative, and the term “ Holder Representative” as used herein and in the Escrow Agreement shall be deemed to include any interim or successor Holder Representative.

(i) Access to Information. The Holder Representative shall have access to information of and concerning any claim for indemnification under Section 9.2 that was in the possession, custody or control of the Company, its Representatives or the Holders (prior to the Closing) and is in the possession, custody or control of Parent or the Surviving Corporation (after the Closing); provided, however, that the Holder Representative shall treat confidentially and not, except in connection with enforcing its rights under the HR Agreements, disclose any non-public information from or concerning any such claims to any Person (except to the Holder Representative’s attorneys, accountants or other advisers and to the Holders.

(j) Effect on Rights of Parent and Merger Sub. Anything set forth in this Section 10.1 to the contrary notwithstanding, in no event shall anything contained in this Section 10.1 amend, alter, waive, terminate (or otherwise limit) or be deemed to amend, alter, waive terminate (or otherwise limit) any of the rights and remedies of Parent or Merger Sub set forth in any other provision of this Agreement (including the schedules and exhibits hereto), including Section 4.1 and Section 9.2 of this Agreement.

10.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of each of the respective parties.

10.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

10.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding, or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by applicable Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED TO IT, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity.

10.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

CONMED Corporation,

525 French Road,

Utica, New York 13502.

Attention: Daniel S. Jonas, Esq., Executive Vice President, Legal Affairs and General Counsel

Fax: (315) 793-8929

with copies (which shall not constitute notice) to:

CONMED Corporation,

525 French Road,

Utica, New York 13502.

Attention: Peter K. Shagory, Executive Vice President, Strategy and Corporate Development

Fax: (315) 793-8929

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Bob Downes

Melissa Sawyer

Fax: (212) 558-3588

If to the Company:

SurgiQuest, Inc.,

488 Wheelers Farms Road,

Milford, Connecticut 06461.

Attention: Kurt Azarbarzin

Fax: (203) 799-2401

with a copy (which shall not constitute notice) to:

Wiggin and Dana LLP

One Century Tower

265 Church Street

New Haven, CT 06508

Attention: Mert Gollaher

Fax: (203) 782-2889

If to the Holder Representative:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Telephone: (303) 648-4085

Fax: (303) 623-0294

with a copy (which shall not constitute notice) to:

Wiggin and Dana LLP

One Century Tower

265 Church Street

New Haven, CT 06508

Attention: Mert Gollaher

Fax: (203) 782-2889

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

10.7. Entire Agreement. This Agreement (including any annexes and exhibits hereto), the Company Disclosure Letter, the confidentiality and non-disclosure agreement, dated June 10, 2015, between Parent and the Company (the “Confidentiality Agreement”) and the common interest agreement, dated October 5, 2015, or the common interest agreement, dated October 21, 2015, in each case between outside counsel to Parent and the Company (each, a “Common Interest Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

10.8. No Third Party Beneficiaries. Except as provided in Section 6.9 [Director and Officer Indemnification; D&O Insurance] and Section 9.2 [Indemnification], Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto; provided, however, notwithstanding the foregoing, Section 6.9 and Section 9.2 are intended to be for the benefit of those Company Indemnified Parties and the Indemnified Parties described therein, and the covenants contained therein may be enforced by such Persons as if a direct party to this Agreement.

10.9. Obligations of Parent. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.

10.10. Definitions. For the convenience of the parties hereto, each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

10.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.12. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Annex, Exhibit or Schedule, such reference shall be to an Article, Section, Annex, Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” or words of like import. The use of the masculine, feminine or neuter gender, or the singular or plural form of words used herein (including defined terms) shall not limit any provision of this Agreement. Reference herein to a particular Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract. Reference to a particular Contract (including this Agreement), document or instrument means such Contract, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time. The terms “cash” and “$” mean United States Dollars. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Annex to, this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) The Company has or may have set forth information in the Company Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement.

10.13. Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date hereof shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation, provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

10.14. Conflicts and Privileges. It is acknowledged by each of the parties hereto that the Holder Representative and the Holders have been represented by Wiggin and Dana LLP (“Wiggin”) in connection with the transactions contemplated hereby. Parent and Merger Sub hereby agree that in the event that a dispute arises after the Closing between Parent and its Subsidiaries, on the one hand, and the Holder Representative and the Holders, on the other hand, Wiggin may represent the Holder Representative and the Holders in such dispute even though the interests of the Holder Representative and the Holders may be directly adverse to Parent and its Subsidiaries, and even though Wiggin may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation or its Subsidiaries. Parent and Merger Sub further agree that, as to all communications among Wiggin, the Company, the Holder Representative and/or any Holder that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Holder Representative and the Holders and may be controlled by the Holder Representative and the Holders and shall not pass to, or be claimed by, Parent, Merger Sub, the Surviving Corporation or any of its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Corporation and its Subsidiaries, on the one hand, and a third party other than the Holder Representative or a Holder, on the other hand, Parent, the Surviving Corporation and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SURGIQUEST, INC.

By:	/s/ Kurt Azarbarzin
	Name:	Kurt Azarbarzin
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

CONMED CORPORATION

By:	/s/ Luke A. Pomilio
	Name:	Luke A. Pomilio
	Title:	EVP, Finance and Chief Financial Officer

NEMO ACQUISITION SUB, INC.

By:	/s/ Daniel S. Jonas
	Name:	Daniel S. Jonas
	Title:	EVP, Legal Affairs and General Counsel

[Signature Page to Merger Agreement]

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Holder Representative

By:	/s/ Sam Riffe
	Name:	Sam Riffe
	Title:	Executive Director

[Signature Page to Merger Agreement]

ANNEX A

Defined Terms

Terms	Section

280G Stockholder Vote	6.8(c)
Accounting Firm	4.1(c)(i)
Acquisition Proposal	6.2(c)
Affiliate	4.1(b)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(ii)
Asset Purchaser	6.15
Asset Purchase Price	6.15
Bankruptcy and Equity Exception	5.1(e)(i)
Base Price	4.1
Benefit Plans	5.1(j)(i)
Book-Entry Share	4.3(b)(i)
business day	1.2
Bylaws	2.2
Certificate	4.3(b)(i)
Change of Recommendation	6.2(d)
Charter	2.1
Claim Notice	9.2(c)(ii)
Closing	1.2
Closing Date	1.2
Closing Indemnification Amount	9.2(a)(iv)
Closing Net Working Capital	4.1(b)(iii)(A)
Closing Statement	4.1(c)(i)
Code	4.1(b)(iii)
Common Interest Agreement	10.7
Common Shares	5.1(b)(i)
Company	Preamble
Company Approvals	5.1(f)(i)
Company Board	4.3(b)(ii)
Company Cash	4.1(b)(i)
Company Cash Adjustment Amount	4.1(c)(ii)(A)
Company Disclosure Letter	5.1
Company Indemnified Parties	6.9(a)
Company Option	5.1(b)(i)
Company Recommendation	5.1(e)(ii)
Confidentiality Agreement	10.7
Contract	5.1(f)(ii)
Controlled Group Liability	5.1(j)(v)
Copyrights	5.1(r)
Credit and Security Agreement	6.12(a)
D&O Insurance	6.9(b)

D&O Insurance Amount	4.1(b)(iii)
Debt Repayment Amount	4.1(b)(ii)(A)
Delaware Certificate of Merger	1.3
DGCL	Recitals
Dissenting Stockholders	4.4(f)
DOJ	5.1(k)(xv)
Effective Time	1.3
Employee Expenses Amount	4.1(b)(iii)
Employees	5.1(j)(i)
Environmental Law	5.1(o)
ERISA	5.1(j)(i)
ERISA Affiliate	5.1(j)(i)
ERISA Plan	5.1(j)(iii)
Escrow Accounts	4.2(a)(ii)
Escrow Agent	4.2(a)(i)
Escrow Agreement	4.2(b)
Estimated Closing Net Working Capital	4.1(b)(iii)(A)
Estimated Closing Statement	4.1(b)
Estimated Company Cash	4.1(b)(i)
Estimated Funded Debt	4.1(b)(ii)
Estimated Merger Consideration	4.1(b)
Exchange Act	1.2
Exchange Fund	4.4(a)
Excise Tax Amount	4.1(b)(iii)
FDA	5.1(k)(iv)(B)
FDCA	5.1(k)(iii)
FDCA Permits	5.1(k)(vi)
Final Closing Statement	4.1(c)(i)
Financial Statements	5.1(g)(i)
Fundamental Representations	9.2(a)(ii)
Funded Debt	4.1(b)(ii)
Funded Debt Adjustment Amount	4.1(c)(ii)(A)
GAAP	4.1(b)
Governmental Entity	5.1(f)(i)
Hazardous Substance	5.1(o)
HHS-OIG	5.1(k)(xvii)
Holder	4.1
Holder Representative	Preamble
Holder Representative Expense Account	4.4(g)
Holder Representative Expense Amount	4.4(g)
Holder Taxes	6.13(f)
HR Agreements	10.1(a)(i)
HSR Act	5.1(f)(i)
Indemnified Party	9.2(c)(i)
Indemnifying Party	9.2(c)(i)
Indemnity Escrow Account	4.2(a)(i)

Indemnity Reserve Amount	4.2(a)(i)
Information Statement	6.4(a)
Insurance Policies	5.1(t)
Intellectual Property	5.1(r)
Inventory	5.1(s)(ii)
IRS	5.1(j)(iii)
IT Assets	5.1(r)
Key Employee	Recitals
Laws	5.1(k)(i)
Leased Real Property	5.1(m)(ii)
Letter of Transmittal	4.4(b)(i)
Liabilities	9.1
Licenses	5.1(k)(ii)
Lien	5.1(b)(i)
Loss Tax Benefit	9.2(d)
Losses	9.1
Material Adverse Effect	5.1(a)
Material Contracts	5.1(l)(i)
Medical Device	5.1(k)(iii)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
Most Recent Balance Sheet	5.1(g)(i)
Net Working Capital	4.1(b)(iii)
New Employment Agreement	Recitals
Notice of Disagreement	4.1(c)(i)
Notice Period	9.2(c)(iii)
Order	7.1(b)
Parachute Payment	6.8(c)
Parent	Preamble
Parent Approvals	5.2(c)(i)
Parent Plans	6.8(a)
Patents	5.1(r)
Payment Schedule	5.1(c)
Payments Administrator	4.4(a)
Pension Plan	5.1(j)(iii)
Person	4.4(d)
Plan Administrator	4.4(b)(iv)
Post-Closing Option Holder Payments	4.4(b)(iv)
Pre-Closing Tax Period	6.13
Preferred Shares	5.1(b)(i)
Purchased Assets	6.15
Regulatory Auditor	6.14
Regulatory Counsel	6.14
Regulatory Laws	5.1(k)(iii)
Representative Losses	10.1(d)

Representatives	6.2(a)
Requisite Stockholder Approval	5.1(e)(i)
Reserve Amounts	4.2(a)(ii)
Shares	5.1(b)(i)
Social Security Act	5.1(k)(xii)
Stock Plan	5.1(b)(i)
Stockholder Consent Delivery Period	6.3
Stockholder Written Consent	6.3
Stockholders Meeting	6.4(b)
Straddle Period	6.13
Subsidiary	5.1(a)
Superior Proposal	6.2(c)
Surviving Corporation	1.1
Takeover Statute	5.1(n)
Target Working Capital	4.1(b)(iii)(B)
Tax	5.1(p)
Tax Contest	6.13(d)(i)
Tax Refund	6.13(b)
Tax Return	5.1(p)
Termination Date	8.2(a)
Termination Fee	8.5(b)
Third Party Claim	9.2(c)(ii)
Trade Secrets	5.1(r)
Trademarks	5.1(r)
Transaction Expenses	4.1(b)(ii)(B)
Transaction Proceeding	6.11
Transactions	5.1(e)(ii)
Transfer Taxes	6.13(e)
TriNet	5.1(j)(ii)
TriNet Plan	5.1(j)(ii)
Warrant	4.3(b)(ii)
WARN	5.1(q)(iv)
Wiggin	10.14
Working Capital Adjustment Amount	4.1(c)(ii)(A)
Working Capital Escrow Account	4.2(a)(ii)
Working Capital Reserve Amount	4.2(a)(ii)

A-4